SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 10, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

RESULTS 3Q22

COPEL

Pura Energia



COPEL
Pura Energia

3Q22 Highlights

- Adjusted EBITDA of R$1.1 billion in 3Q22 and R$4.1 billion in 9M22 (+3.4% vs. 9M21)
- Leverage of 1.9x EBITDA and operating cash generation of R$ 1.4 billion in 3Q22
- Payment of R$ 970 million of earnings referring to 2022 to be resolved at the EGM (11.21.22)
- Personnel cost reduction in real terms of 9.1% (3Q22 vs. 3Q21)
- Grid market growth of 2.5% (3Q22 vs. 3Q21)
- Acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes (260.4 MW)
- Copel is elected the Best Company in the Electricity Sector in 2022 by the Valor 1000 Award
- Decarbonization - Studies for Potential Divestment at UEGA
- Innovation - Corporate Venture Capital (CVC) model with a commitment to invest BRL 150 million
- Approval of ESG goals and commitments - 2030 vision

Results Webcast

November 11, 2022 | 8 a.m. ET

Access link

CPLE B3 LISTED N2 | 25 YEARS ELP LISTED NYSE | LATIBEX XCOP | ISEB3

FTSE4Good | Destaque em Governança de Estatais | Valor 1000 2022 A melhor empresa de energia do Brasil em 2022 | IBOVESPA B3 | IGPTW B3 | ICO2 B3

List of contents

1. Consolidated Results

The following analyzes refer to the third quarter of 2022 and the year to date from January to September 2022, compared to the same period in 2021.

1.1 EBITDA

Adjusted EBITDA, excluding non-recurring items, reached R$1,134.9 million in 3Q22, an amount 11.8% lower than the R$1,286.6 million recorded in 3Q21. This reduction is mainly due to the reduction in revenue from electricity sales to distributors, given that TPP Araucária did not dispatch in the period (compared to 641 GWh dispatched in 3Q21) and the negative effect of the IPCA (Consumer Price Index – Broad) on transmission assets (IPCA of -1.32% in 3Q22 against 3.02% in 3Q21), partially offset, mainly, by the better result of Copel Distribuição (adjusted EBITDA of R$529.8 in 3Q22, against R$466.8 in 3Q21) and the positive impact of the improved hydrological scenario on power generation plants. It is noteworthy that manageable costs, excluding provisions and reversals, fell by 6.3%, in real terms.

The main factors that explain the result are:

(i) the decrease of R$117.3 million in the equity in earning of subsidiaries, mainly due to the negative impact of the IPCA on the transmission assets of the joint ventures; and

(ii) (ii) the R$32.8 million increase in "third-party services", basically due to higher expenses with maintenance of the electrical system, call center and consulting services.

These events were partially offset by:

(i) a better performance by Copel Distribuição, mainly due to the 1.0% growth in the grid market in the period (considering the offset energy from Mini and Micro Distributed Generation – MMGD), the tariff readjustment, which had an average effect of 16.5% in the tariffs for the use of the distribution system (TUSD), and the higher remuneration with leasing and rentals, with emphasis on the greater volume of sharing posts/fixing points and the contractual adjustment by the General Market Price Index (IGP- M);

(ii) a better result in the purchase and sale of electricity, essentially due to the more favorable hydrological scenario in 3Q22, with an average GSF of 75.10%, against 51.25% in 3Q21;

(iii) the entry of the Vilas Wind Power Complex into the generation portfolio, an asset acquired on November 30, 2021.

Adjusted Consolidated EBITDA



- 152 million
(-11.8%)
1,287
(69)
+ 63
(167)
+ 21
1,135
EBITDA adjusted 3Q21
GET
DIS
UEGA
OTHER
EBITDA adjusted 3Q22

In 3Q22, the following non-recurring items were recorded: (i) R$33.3 million in other operating costs and expenses, referring to adhesion to the ICMS Tax Credit Installment Program – REFIS/PR; and (ii) R$13.3 million referring to the fair value of the purchase and sale of electricity (mark-to-market) of Copel Mercado Livre, amount calculated as the difference between the contracted price and the future market price estimated by the Company. In 3Q21, we highlight the effect of R$1,570.5 million resulting from the renegotiation of the hydrological risk (GSF), that extended the granting of hydroelectric plants participating in the Energy Reallocation Mechanism (MRE). Thus, EBITDA for the quarter, including non-recurring factors, totaled R$1,114.9 million, 59.7% lower than the R$2,768.4 million recorded in 3Q21.

Within the scope of transmission assets, it is worth mentioning that item 3.1.1 presents the regulatory accounting of the result for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

R$ million

Adjusted EBITDA	3Q22	3Q21	Δ%	9M22	9M21	Δ%
EBITDA continued operations	**1,114.9**	**2,768.4**	**(59.7)**	**3,315.1**	**5,585.7**	**(40.6)**
(-)/+ Profit/Reversal Incentive Dismissal Programand and sharing complement	-	82.9	-	(7.9)	82.9	-
(-)/+ Fair value in the purchase and sale of energy	(13.3)	18.1	-	4.1	(1.3)	-
(-)/+ Tariff flag account on distributed generation	-	-	-	(43.4)	-	-
(-)/+ Hydrological risk renegotiation	-	(1,570.5)	-	-	(1,570.5)	-
(-)/+ Impairment	-	15.7	-	42.1	(107.9)	-
(-)/+ Effect on PIS/Cofins Provision	-	-	-	(58.1)	-	-
(-)/+ Provision for allocation of PIS/Cofins credits	-	-	-	810.6	-	-
(-)/+ Adhesion to the Tax Installment Program - REFIS/PR	33.3	-	-	33.3	-	-
(-)/+ Property sale (head office)	-	(27.9)	-	-	(27.9)	-
Adjusted EBITDA with discontinued operations	**1,134.9**	**1,286.6**	**(11.8)**	**4,095.8**	**3,960.9**	**3.4**
(-) / + Equity in earnings of subsidiaries	(8.9)	(126.2)	(92.9)	(330.1)	(279.0)	18.3
Adjusted EBITDA without earnings of subsidiaries	**1,126.0**	**1,160.5**	**(3.0)**	**3,765.7**	**3,681.9**	**2.3**

Considering the nine months of 2022, adjusted EBITDA reached R$4,095.8 million, an amount 3.4% higher than the R$3,960.9 million recorded in 9M21, essentially justified by the better performance of Copel Distribuição, partially offset , mainly due to the result of TPP Araucária, which recorded lower dispatch in the period (238 GWh in 9M22, compared to 1,835 GWh in 9M21).

1.2 Operating Revenue

Net operating revenue totaled R$5,454.7 million in 3Q22, a reduction of 21.8% compared to the R$6,977.8 million recorded in 3Q21. This result is mainly a reflection of:

(i) the R$962.0 million reduction in electricity sales to distributors, mainly due to the lack of dispatch from TPP Araucária in 3Q22, compared to 641 GWh dispatched in 3Q21, as a consequence of the improvement in hydrological conditions, and the lower result with the sale of electricity in the Spot Market by the distributor (reduction of R$ 230.6 million);

(ii) the decrease of R$354.6 million in "Results of sectorial financial assets and liabilities" (CVA), due to the lower constitution of financial assets, as a result of the reduction in energy costs and other financial components;

(iii) the decrease of R$264.4 million in revenue from the use of the main distribution and transmission grid, mainly due to the lower remuneration of transmission assets, due to the negative effect caused by the IPCA and the reprofiling of the RBSE in 2021, and the revenue-reducing account "Electric Energy Development Account – CDE" of the distributor, intended to fund the objectives of the CDE provided for by law and which, in order to maintain the neutrality of the sectoral charge, constitutes a sectoral asset in the CVA; and

(iv) the decrease of R$132.0 million in revenue from electricity sales to final customers, mainly due to the 2.9% drop in the distributor's billed captive market, which includes offset energy from MMGD, and the negative effect of 9.58% applied to the Energy Tariff (TE) component due to the last tariff adjustment.

These results were partially offset by:

(i) the increase of R$150.3 million in revenue from distribution of piped gas, basically due to the tariff adjustments applied to gas consumers in February, May and August 2022, with an average effect of 36.4 %, 19.4% and 4.4%, respectively; and

(ii) the increase of R$ 33.7 million in the "other operating revenues" line, mainly due to leasing and rentals by the distributor, with emphasis on the higher volume of sharing posts/fixing points and the contractual readjustment by the General Market Price Index (IGP-M).


Result of sectorial financial assets and liabilities
10%
Other operating revenues
2%
Distribution of piped gas
6%
Fair value of assets from the indemnity for the concession
1%
Electricity sales to final customers
32%
Net Operating Revenue
R$ 5,454.7 mi
Construction revenue
10%
Use of the main distribution and transmission grid
21%
Electricity sales to distributors
18%

In the period from January to September 2022, net operating revenue totaled R$16,301.0 million, a reduction of 6.3% compared to the R$17,390.6 million recorded in the same period in 2021, with emphasis on the following variations: (i) reduction of R$ 1,386.7 million (-32.1%) in revenue from electricity sales to distributors; (ii) decrease of R$ 465.4 million (-27.8%) in results of sectorial financial assets and liabilities; and (iii) reduction of R$ 332.2 million (-8.6%) in revenue from the use of the main distribution and transmission grid.

1.3 Operational Costs and Expenses

In 3Q22, operating costs and expenses totaled R$4,671.3 million, an increase of R$1.6% compared to the R$4,597.9 million recorded in the same period in 2021. Disregarding the positive effect of R$1,570.5 million in the 3Q21 result, referring to the renegotiation of the hydrological risk (GSF), operating costs and expenses fell by 24.3% (-R$1,497.1 million), mainly due to:

(i) the R$1,313.0 million reduction in the cost of electricity purchased for resale, as a result of more favorable hydrological conditions for the period (average GSF of 75.10%, compared to 51.25% in 3Q21);

(ii) the R$528.9 million decrease in materials and supplies for power eletricity, essentially due to the lack of dispatch from TPP Araucária in the last quarter;

(iii) the 29.1% decrease (-R$102.9 million) in expenses with personnel and management, mainly due to the reduction of 512 employees, basically through voluntary dismissal programs carried out in the period. Neutralizing the effects of provisions and reversals referring to the performance bonus (PPD) and profit sharing (PLR) and the reversal associated with the voluntary dismissal program (PDI), there is still a reduction of 2.6% in the quarterly comparison, despite of the 10.78% salary adjustment applied through a collective agreement in October 2021. Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 7.19% between 3Q21 and 3Q22, there was a reduction of 9.1%, in real terms; and

(iv) the 38.2% decrease in the "provisions and reversals" line, basically due to the R$12.7 million reduction in provisions for litigation, mainly labor.

R$'000

Personnel and Management	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Personnel and management	250,293	353,151	(29.1)	765,498	981,927	(22.0)
(-) Profit sharing (PLR) and PPD	(20,051)	(101,989)	(80.3)	(66,407)	(246,334)	(73.0)
(-) Provision for indemnification for voluntary dismissal	400	(14,392)	-	8,926	(13,519)	-
TOTAL	230,642	236,771	(2.6)	708,017	722,074	(1.9)

These reductions were partially offset by: (i) an increase of R$112.7 million in "Charges of main distribution and transmission grid", mainly explained by higher charges for the basic grid and charges for reserve energy; (ii) growth of 86.0% in expenses with "Natural gas and supplies for the gas business", as a result of the higher sales volume and the acquisition of natural gas at a higher cost due to exchange rate variations and oil prices; (iii) growth of R$66.2 million in the "other operating costs and expenses" line, mainly as a result of higher financial compensation for the use of water resources due to higher dispatch from hydroelectric plants (+R$16.3 million) and the adhesion, by the distributor, to the ICMS tax credits installment program in the State of Paraná, with an impact of R$ 33.3 million; and (iv) R$32.8 million in "third-party services", basically due to higher expenses with electrical system maintenance, call center and consulting.

PMSO expenses, excluding provisions and reversals, increased by 0.4% in relation to the same period of the previous year. Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 7.19% between 3Q21 and 3Q22, there was a reduction of 6.3%, in real terms.

R$'000

Manageable Costs	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Personnel and management	250,293	353,151	(29.1)	765,498	981,927	(22.0)
Private pension and healthcare plans	65,755	61,651	6.7	200,337	184,646	8.5
Material	20,339	17,734	14.7	65,523	50,042	30.9
Third-party services	206,346	173,510	18.9	570,944	495,909	15.1
Other costs and expenses operating	134,326	68,146	97.1	371,704	(1,322,338)	(128.1)
TOTAL	677,059	674,192	0.4	1,974,006	390,186	405.9

Headcount evolution



-28.4%
8,245
7,611
7,095
6,667
6,414
6,383
5,989
5,950
5,902
2017
2018
2019
2020
2Q21
2021
1Q22
2Q22
3Q22
Geração e Transmissão
Distribuição
Others



Operating Costs and Expenses
R$ 4,671.3 mi
Construction cost 12%
Provisions and reversals 1%
Depreciation and amortization 7%
Natural gas and supplies for the gas business 6%
Materials and supplies for power electricity 0%
PMSO 15%
Charge of the main distribution and transmission grid 13%
Electricity purchased for resale 46%

In the year to September, total operating costs and expenses reached R$14,280.4 million, an amount 11.1% higher than the R$12,857.7 million recorded in the same period in 2021.

Still in the context of operating costs and expenses, considering the accumulated for the period (9M22), the impact of R$810.6 million is highlighted due to the recognition of the "provision for allocation of Pis and Cofins credits", as a result of the Federal Law No. 14,385/2022, of June 27, 2022. More details can be found in Note 12.2 to our interim financial statements.

1.4 Equity in Earnings of Subsidiaries

The equity income from the joint ventures and other affiliates of Copel was lower than that recorded in the same period of the previous year. In 3Q22, the amount was R$8.9 million, against R$126.2 million recorded in 3Q21, mainly due to the negative effect caused by the IPCA on contract assets. More details can be seen in Exhibit I.

COPEL
Pura Energia

1.5 Financial Results

In 3Q22, the financial result was negative by R$204.0 million, compared to negative R$110.5 million recorded in 3Q21, mainly reflecting the higher balance of loans and financing (R$13.3 billion vs. 5 billion in 3Q21) and higher interest rates in the period (CDI of 3.26% in 3Q22 against 1.21% in 3Q21). Financial income grew by R$37.3 million (+17.6%), basically as a result of higher income from financial investments (+R$71.0 million), basically due to the higher CDI, partially offset by the full settlement of the CRC debt balance by the State of Paraná on August 10, 2021.

R$'000

Financial Results	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Financial Revenues	249,202	211,859	17.6	779,988	718,570	8.5
Financial Expenses	(453,248)	(322,332)	40.6	(1,464,690)	(838,751)	74.6
Update of provision for allocation of PIS and Cofins credits	-	-	-	(1,011,370)	-	-
Total Financial Result	**(204,046)**	**(110,473)**	**84.7%**	**(1,696,072)**	**(120,181)**	**-**
Adjusted Financial Result (-) PIS and Cofins provision	**(204,046)**	**(110,473)**	**84.7%**	**(684,702)**	**(120,181)**	**-**

1.6 Consolidated Net Income

In 3Q22, Copel recorded a net income of R$378.4 million, compared to a net income of R$1,746.6 million recorded in 3Q21, mainly due to the positive effect of R$1,036.6 from the recognition of the compensation related to the renegotiation of the hydrological risk (GSF) in 3Q21. Excluding non-recurring events, adjusted net income fell by 46.9% (R$403.4 million in 3Q22 versus R$759.2 million in 3Q21). Year-to-date, the company's adjusted net income was R$1,720.3 million compared to R$2,333.9 million recorded in 2021.

In addition to the items already mentioned, the increase of R$60.2 million in the "depreciation and amortization" line should be highlighted, mainly due to the adhesion, in 2021, to the renegotiation of the hydrological risk (GSF).

The amounts above do not consider the effects of the accounting reclassification referring to the discontinued operation of Copel Telecom.



1747
(1523)
(73)
(94)
439
(117)
378
3Q21 Results
Operating Revenue
Operating Costs and Expenses
Financial Results
Tax
Equity
3Q22 Results

1.7 Debt

Copel's total consolidated debt amounted to R$13,336.8 million as of September 30, 2022, a variation of 12.8% in relation to the amount recorded on December 31, 2021, of R$11,826.1 million.

At the end of 3Q22, the Company's gross debt represented 62.5% of consolidated shareholders' equity, which was R$21,330.3 million.

The following charts show the indebtedness of Copel and its subsidiaries at the end of September 2022.

Debt by Subsidiary

R$'000

R$ mil	GeT	DIS	Other	Total
Total debt	5,952,772	5,280,977	2,103,075	13,336,824
Availability	1,343,410	1,370,176	1,899,432	4,613,018
Adjusted Net Debt	**4,609,362**	**3,910,801**	**203,643**	**8,723,806**
Average Cost	9.91%	11.60%	8.73%	9.89%
Duration (years)	2.5	2.6	3.6	2.8

COPEL
Pura Energia

Adjusted Net Debt/EBITDA Adjusted


R$ (million)
3.1
3.1
2.0
1.3
1.0
1.9
8,601
9,290
8,407
6,412
7,957
8,724
2017
2018
2019
2020
2021
3T22/3Q22
Adj. Net Debt
Adj. Net Debt/Ebitda LTM*

* does no consider equity in earnings, considers discontinued operations and excludes effect of PIS/Cofins provision

Debt Indexers

Average cost: 9.89%


Debentures and PN
65%
IPCA
30%
CDI
56%
TJLP
14%
Banco do
Nordeste
5%
BNDES
16%
BB S/A and others
14%

Amortization - R$ million

Average term to maturity: 3.9 years


2467
73
1255
3379
2006
938
3218
Caixa
> set 2023
2024
2025
2026
2027
>2028

Weighted Average Cost and Average term to maturity


3,4
3,3
3,1
3,5
3,8
3,9
3,9
3,9
4,9%
5,2%
5,8%
6,4%
7,8%
9,1%
9,1%
9,9%
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
WACC
Average term to maturity (Years)

2. Investment

2.1 Investment Policy

In March 2021, the Board of Directors approved the Company's Investment Policy. Said Policy was the object of analysis and approval by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our energy business.

The Policy establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments. Among the various aspects, the Policy segregates investment opportunities in three groups that will be prioritized as follows:

(i) Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;

(ii) Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and

(iii) Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

On December 8, 2021, at its 221st Ordinary Meeting, the Company's Board of Directors approved the amount of R$2,067.1 million intended for the investment program scheduled for 2022. Copel Distribuição covers most of the forecast amount, whose objective is the permanent improvement of operational efficiency and cost reduction through the advancement of important projects, highlighting the continuity of execution of the Paraná Trifásico and Smart Grid programs already started in 2021. These programs aim to renew depreciated assets in areas rural areas, improving quality and service agility, integration with smart cities and improved information via grid sensing.

2.2 Investment Program

The Investment Program follows its schedule for each development project and, for the year, 82.1% of the planned investments were carried out. Copel Distribuição represents the largest expected investment value of the group and a relevant part is allocated to the Transformation Program (see item 4.2.4).

R$ million

Subsidiary / SPC	Carried 3Q22	Carried 9M22	Scheduled 2022
Copel Distribuição [1]	**389.2**	**1364.0**	**1634.5**
Copel Geração e Transmissão	**108.1**	**359.8**	**445.3**
Generation	**68.6**	**229.8**	**275.3**
Jandaíra Wind Complex	45.8	187.6	194.4
Hydroelectric Power Plants	8.6	19.1	37.8
Wind Farms	11.1	19.1	22.6
Small Hydroelectric Plants	3.0	3.9	20.5
Transmission	13.4	**33.6**	**87.5**
Improvements/Reinforcement	13.2	33.0	73.6
TL Curitiba Leste-Blumenau	0.2	0.6	13.9
Other projects GeT [2]	26.2	96.4	**82.5**
Holding	**0.5**	**2.3**	**6.7**
Copel Comercialização	**0.8**	**2.0**	**2.9**
Copel Serviços	**0.0**	**0.1**	**2.4**
Other participations [3]	**0.0**	**0.0**	**13.3**
Total	**498.6**	**1,728.2**	**2,105.1**

[1] Includes the "Transformação" program comprising the Paraná Trifásico, Rede Elétrica Inteligente and Confiabilidade Total.
[2] Includes modernization of the GOC (Generation Operations Center), investments in substations/transmission lines and other projects.
[3] Other Participations: includes Complexo Bandeirantes, SPE Voltália and Innovation Startup

Of note is the amount of R$187.6 million realized in 9M22 for the Jandaíra Wind Complex, resulting from the anticipated start-up of the project. In September 2022, at the 230th RECAD, the Board of Directors approved a budget supplement in the amount of R$38 million, in order to make the disbursements foreseen in the schedule feasible.

On October 18, 2019, Copel GeT, in a consortium with subsidiary Cutia Empreendimentos Eólicas, participated in the A-6 new energy generation auction and sold 14.4 average MW or approximately 30% of the assured energy of the Jandaíra Wind Complex, a project located in the municipality of Jandaíra - RN, comprising four wind farms, totaling 90.1 MW of installed capacity, as follows:

Currently, 21 of the 26 wind turbines at the Jandaíra Wind Complex, totaling 72.8 MW, or 81% of installed capacity, are in commercial operation, more than two years ahead of schedule. The other 5 wind turbines are operating under test. The commercial operation of the entire project is expected to take place in stages until the end of 2022. The project is financed by Banco do Nordeste for approximately 50% of the planned investment. More information about the Jandaíra Wind Complex can be found in Exhibit VI – Operational Data – Generation.

2.3 Projects in Acquisition

On 10.06.2022, the Company announced the signing of an agreement for the acquisition of a second project: the Santa Rosa & Mundo Novo (SRMN) and Aventura Wind Complexes, currently held by EDP Renováveis Brasil S/A., with 260.4 MW of installed capacity.

Santa Rosa & Mundo Novo (SRMN) and Aventura Wind Complexes - The SRMN and Aventura Wind Complexes comprise nine wind farms in operation (brownfield), located in the municipalities of Touros and São Tomé, also in Rio Grande do Norte, a region considered as one of the best in the world for the generation of wind power, with high capacity factor (approximately 61% at P50). Around 76.5% of the project's energy is already sold in the regulated contracting environment (ACR) and 13.7% in the free contracting environment (ACL), leaving about 9.8% for new contracts. Until the start of supply, 95% of the energy has been traded in the ACL, at market prices.

Wind Farms	Installed Capacity (MW)[1]	Assured Energy (MWmed)	Commercial Operation	Energy Trade - Regulated Contracting Enviroment (ACR)					End of Authorization
				Auction	Quantity (MWmed)	Price (R$/MWh)[2]	Start of Supply	End of Supply	
Aventura II Aventura III Aventura IV Aventura V	105	65	In operation (jul/21)	A-6/2017	53.6	126.49	jan/23	dec/42	2053
SRMN I SRMN II SRMN III SRMN IV SRMN V	155.4	92.8	In operation (dez/21 to fev/22)	A-6/2017	67.1	129.09	jan/23	dec/42	2052[3] 2053[4]
Total/Average	260.4	157.8	-	A-6/2017	120.7	127.94			

1 Total of 62 wind turbines, manufacturer Vestas, model V 150.

2 Data-base may/2022

3 SRMN IV and SRMN V

4 SRMN I, SRMN II and SRMN III

With the acquisition, the Company's consolidated wind generation installed capacity will be increased by 28%, with the operational management structure optimized, thus allowing operational synergy with other companies in the group, which share the structure. With the addition of this capacity, wind power will represent 17% of the Copel Group's power generation portfolio, benefiting its portfolio by increasing incentivized energy and reducing exposure to hydrological risk.

According to Material Fact 02/22, the total value of the transaction (Enterprise Value) is R$1,803 million, with an Equity Value of around R$965 million, subject to adjustments until the closing date of the transaction. The project has long-term financing (maturity until 2043) contracted with Banco do Nordeste (BNB), with rates of IPCA + 2.19% p.a. (Aventura) and IPCA + 1.98% p.a. (NMR). The base date of the transaction is 12.31.2021 and, once the transaction is closed, the cash flow earned during 2022 will be appropriated by Copel GeT (Locked Box).

For more information, please access Material Fact 02/22.

3. Copel Geração e Transmissão

(Consolidated Results)

3.1 Financial Performance

Copel GeT presented adjusted EBITDA of R$524.3 million in 3Q22, a reduction of 31.0% in relation to the R$760.0 million in 3Q21.

This result mainly reflects:

(i) the decrease in the "electricity sales to distributors" line of R$729.8 million, due to the lack of dispatch from TPP Araucária in 3Q22, compared to 641 GWh in 3Q21;

(ii) the R$212.6 million decrease in revenue from "use of the main transmission grid", mainly due to the negative impact of the IPCA on transmission assets (IPCA of -1.3% in 3Q22 against 3.0% in 3Q21) and to the reprofiling of the RBSE in 2021. For more details on the effect of IFRS, see item 3.1.1;

(iii) the decrease of R$58.0 million in revenue from electricity sales to final customes, which was null in 3Q22 compared to 352GWh in 3Q21, due to the termination of contracts with free customers;

(iv) the lower equity in earnings of subsidiaries, a decrease of 97.2%, also due to the negative variation of the IPCA on contract assets of the affiliates in the transmission segment in the quarter.

This result was partially offset by:

(i) reduction of R$536.1 million in the cost of "materials and supplies for power eletricity", due to the lack of dispatch from TPP Araucária;

(ii) lower cost with "electricity purchased for resale", of R$422.0 million, due to the improvement in the hydrological scenario in 3Q22 (average PLD in 3Q22 of R$66.43, against R$581.71 in 3Q21 and GSF average in 3Q22 of 75.10%, against 51.25% in 3Q21);

(iii) increase of R$41.0 million in the result of new projects: Vilas Wind Complex, SHP Bela Vista and Jandaíra Wind Complex.

R$ million

Adjusted EBITDA	3Q22	3Q21	Δ%	9M22	9M21	Δ%
EBITDA	**524.3**	**2,304.1**	**(77.2)**	**2,552.5**	**4,264.7**	**(40.1)**
(-)/+ Hydrological risk reconciliation	-	(1,560.9)	-	-	(1,560.9)	-
(-)/+ Impairment	-	-	-	34.5	(123.6)	-
(-)/+ Profit Sharing Complement (PIS / Cofins credit)	-	16.4	-	-	16.4	-
(-)/+ Revision indemnification for voluntary dismissal	-	0.5	-	-	0.5	-
(-)/+ Effect on PIS/Cofins Provision	-	-	-	(16.7)	-	-
(-)/+ Revision indemnification for voluntary dismissal	-	-	-	(1.5)	-	-
Adjusted EBITDA	**524.3**	**760.0**	**(31.0)**	**2,568.8**	**2,597.0**	**(1.1)**
(-)/+Equity	(3.4)	(120.7)	(97.2)	(324.7)	(270.9)	19.9
Adjusted EBITDA without equity	**520.9**	**639.3**	**(18.5)**	**2,244.0**	**2,326.1**	**(3.5)**

Manageable costs, excluding provisions and reversals, increased by 10.2%, mainly as a result of the increase in the "other costs and expenses operating" line, the effect of higher costs with payment of financial compensation for the use of water resources - CFURH (R$39.2 million in 3Q22, against R$24.6 million in 3Q21), and leases and rentals (R$8.3 million in 3Q22, against R$5.3 million in 3Q21). An increase of R$12.5 million in third-party services was also recorded, referring to the increase in the maintenance of the electrical system. This result was partially offset by the R$19.4 million reduction in personnel and management costs.

R$'000

Manageable Costs	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Personnel and management	79,496	98,930	(19.6)	243,760	282,470	(13.7)
Private pension and healthcare plans	19,604	17,496	12.0	59,780	52,926	13.0
Material	4,749	3,101	53.1	13,177	10,085	30.7
Third-party services	65,850	53,375	23.4	167,182	144,990	15.3
Other costs and expenses operating[1]	61,287	36,755	66.7	181,573	113,082	60.6
TOTAL	**230,986**	**209,657**	**10.2**	**665,472**	**603,553**	**10.3**

[1] Does not consider the effect of the GSF reconciliation in 2021, the amount of R$1,560.9 million

Excluding the effects of the provision with profit sharing (PLR) and performance bonus (PPD), the personnel and management account recorded an increase of 0.5% in relation to the amounts recorded in 3Q21, lower than the salary adjustment of 10.78% applied through collective agreement in October 2021.

R$'000

Personnel and Management	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Personnel and management	79,496	98,930	(19.6)	243,760	282,470	(13.7)
(-) Profit sharing program (PLR) and PPD	(4,863)	(24,702)	(80.3)	(16,844)	(60,150)	(72.0)
TOTAL	74,633	74,228	0.5	226,916	222,320	2.1

Considering the accumulated inflation measured by the National Consumer Price Index (INPC), of 7.2% between 3Q21 and 3Q22, personnel and management costs decreased by 6.2% in real terms.

R$ million

Main Indicators	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Net Operating Revenue (R$ million)	1,130.1	2,176.6	(48.1)	3,806.0	5,452.1	(30.2)
Operating Costs and Expenses (R$ million)	(798.2)	(132.0)	504.7	(2,149.8)	(1,870.6)	14.9
Operating Income (R$ million)	210.3	2,048.2	(89.7)	1,515.6	3,550.1	(57.3)
Net Income (R$ million)	131.2	1,411.1	(90.7)	1,098.2	2,564.5	(57.2)
EBITDA (R$ million)	524.3	2,304.1	(77.2)	2,552.5	4,264.7	(40.1)
Operating Margin	18.6%	94.1%	(80.2)	39.8%	65.1%	(38.8)
Net Margin	11.6%	64.8%	(82.1)	28.9%	47.0%	(38.7)
EBITDA Margin	46.4%	105.9%	(56.2)	67.1%	78.2%	(14.3)
Investment Program (R$ million)	108.1	114.3	(5.4)	359.8	214.1	68.1

In 3Q22, Copel GeT recorded net income of R$131.2 million, a reduction of 90.7% compared to 3Q21. This result mainly reflects: (i) the reduction in EBITDA, by the points presented above and (ii) the increase in depreciation and amortization of R$50.2 million, mainly due to the adhesion, in 2021, to the renegotiation of the hydrological risk (GSF)

3.1.1 IFRS effect in the Transmission segment

For the calculation, an adjustment was made considering the effects of the application of CPC47/IFRS15 in the corporate statements in the transmission segment.

R$ million

IFRS effect in the Transmission segment	3Q22	3Q21	Δ%	9M22	9M21	Δ%
O&M revenue and effective interest	(105.4)	(318.0)	(66.8)	(752.6)	(963.3)	(21.9)
Revenue and build margin	(33.6)	(82.6)	(59.4)	(98.3)	(185.5)	(47.0)
Cost of construction	27.2	48.9	(44.4)	79.9	153.6	(48.0)
(-) Corporate income[1]	**(111.8)**	**(351.7)**	**(68.2)**	**(771.1)**	**(995.2)**	**(22.5)**
(+) Regulatory revenue[2]	**231.2**	**196.6**	**17.6**	**638.5**	**614.4**	**3.9**
(+/-) Effects on equity in the transmission	**56.0**	**(95.2)**	-	**(250.9)**	**(213.8)**	**17.4**
IFRS effect	175.4	(250.3)	-	(383.4)	(594.6)	(35.5)

[1]net of taxes, charges and construction cost.
[2]net of taxes and charges.

3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission business. It is currently the 10th largest hydraulic generator in terms of installed capacity in the country, with a 2.4% share of the national installed capacity. Our transmission business totals an Annual Permitted Revenue (APR) of R$1,392.3 million, including partnerships, representing 3.7% of the Brazilian market.

In Generation business, Copel GET operates a diversified park of hydroelectric, wind and thermal power plants, totaling 6,706.4 MW of installed capacity and 3,163.7 MW of assured energy (including SPE's, participations and TPP Araucária). In Transmission business, Copel has a total grid of 9,616 km of transmission lines and 53 basic grid substations, considering the affiliates.

For more information on generation and transmission operational data, see Exhibit IV.


GO
MA
RN
BA
MG
SP
SC
RS
MT
PR
Transmission line
Substation
Hydroelectric plant
Wind farm

3.2.1 Generation

Copel's generating portfolio is made up of 94% of renewable sources, such as hydro and wind power. In addition, a wind farm is under construction.


Installed Capacity by Source
Thermal 6%
Wind 14%
Hydro 80%
6,706.4 MW

3.2.2 Hydro and Wind Generation

The power generation of Copel Geração e Transmissão S.A. and its wind farms until 09.30.2022 was 16,858 GWh, against 13,109 GWh in the same period in 2021. This growth is mainly due to the increase in hydro generation. Copel's wind farms suffered a reduction in generation, due to the effects of La Niña in the Northeast region of the country in 2022. This reduction was offset by the acquisition of Vilas Wind Complex by the company.

In 3Q22, Copel Geração e Transmissão (including energy from UHE Foz do Areia – FDA and SHP Bela Vista – BVE, but excluding TPP Araucária) recorded 4,256 GWh of electricity sold, a decrease of 7.2%, due to mainly to the reduction of contracts with free consumers.

For wind farms, total electricity sold in 3Q22 was 794 GWh, an increase of 40.0%, mainly influenced by the acquisition of the Vilas Wind Power Complex, which, since December 2021, has entered the Company's generation portfolio.


Consolidated Generation Sales (GWh)
5,151
5,050
14,643
15,316
4,584
4,256
12,969
13,006
1,674
2,310
3Q21
3Q22
9M21
9M22
Wind Farm Complex
Copel GeT+FDA+BVE

3.2.3 Thermal Generation

TPP Araucária

In 3Q22 there was no dispatch from TPP Araucária due to the improvement in hydrological conditions. The Board of Directors of Copel Holding approved, on 11.04.2022, the further study for a potential divestment of the equity interest of the Copel group in UEG Araucária S.A. "UEGA". More details are contained in Material Fact 05/22 (access here).


GSF - Generation Scaling Factor
95.0%
94.5%
97.1%
105.9%
100.2%
83.0%
77.9%
76.3%
71.1%
67.3%
87.1%
111.5%
118.9%
111.1%
69.0%
53.8%
48.4%
51.6%
Jan
Fev
Mar
Abr
Mai
Jun
Jul
Ago
Set
2021
2022


Average Monthly PLD (South Submarket) - R$/MWh
240.4
164.4
110.3
136.9
226.2
337.0
583.9
583.9
577.4
62.9
55.7
55.7
55.7
55.7
55.7
66.3
76.9
56.1
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2021
2022

Source: CCEE

3.3 Transmission

Copel has more than 9.6 thousand km of transmission lines in nine Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating an extensive power transmission grid of its own, Copel provides services to projects of other concessionaires with the quality of someone who has more than 60 years of experience in the sector.

The Transmission projects are listed in Exhibit IV, including the projects of Copel Geração e Transmissão, SPCs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPCs in which Copel GeT has a stake.

3.3.1 RBSE Reprofiling

The Concession Agreement 060/2001 represents 37.7% of the annual permitted revenue (RAP) of Copel GET's transmission business, also considering its affiliates. Below, we describe the flow of receipt of the portion of revenue referring to the Basic Grid - Existing System (RBSE) for the next cycles. It is important to note that this flow may change in the future, as a result of the tariff review processes and/or review of parameters used to compose these revenues by the regulatory agent. The values referring to O&M from the 2022-2023 cycle are based on the value currently indicated in sub-module 9.1 of the Tariff Review Program (Proret).



91,28
193,04
151,56
150,52
Cycle 2022-2023
Cycle 2023-2024
Cycle 2024-2025
Cycle 2025-2026
Cycle 2026-2027
Cycle 2027-2028
RBSE - Operation and maintenance
RBSE - Economic Component PRT 120/2016
RBSE - Financial Component PRT 120/2016

Note:

Economic component: future values based on the 2022-2023 cycle (last ANEEL Resolution REH published)
Financial component: values published in REH 2847/21. Subject to review during the current cycle in view of the controversy in the methodology used to calculate these values by the regulatory agency.
RAP values up to the 2022/2023 cycle taken from the REH of each cycle, with reference to the cycle price (June of the year of publication)
RAP values include RB and DIT assets



4. Copel Distribuição

4.1 Financial Performance

Copel Distribuição's EBITDA in 3Q22 was R$496.5 million, a result 9.4% higher than that recorded in 3Q21. Excluding the non-recurring effects listed below, Copel Distribuição had an adjusted EBITDA of R$529.8 million, 13.5% higher than in 3Q21. This increase is mainly due to the 1.0% growth in the billed grid market, which considers offset energy from Mini and Micro Distributed Generation – MMGD; the average effect of a 16.5% increase in tariffs for the use of the distribution system (TUSD), given the company's tariff readjustment in June 2022; and the reduction in personnel and management costs (P), partially offset by the increase in material costs, third-party services and other operating costs (MSO).

For the year, Copel Distribuição recorded an adjusted EBITDA of R$1,254.5 million, a result 5.8% above that recorded in the same period of the previous year.

R$ million

Adjusted EBITDA	3Q22	3Q21	Δ%	9M22	9M21	Δ%
EBITDA	496.5	453.8	9.4	496.9	1,172.9	(57.6)
PLR add-on over GSF	-	49.3	-	-	49.3	-
Reflections of the PIS/Cofins Provision	-	-	-	(38.7)	-	-
Tariff flag account on MMGD	-	-	-	(43.4)	-	-
Reversal of the Voluntary Dismissal Program	-	-	-	(4.1)	-	-
Provision for Voluntary Dismissals	-	(8.5)	-	-	(8.5)	-
Provision for allocation of PIS/Cofins Credits	-	-	-	810.6	-	-
Adhesion to the Tax Installment Program - REFIS/PR	33.3	-	-	33.3	-	-
Sale of the Headquarters Building	-	(27.9)	-	-	(27.9)	-
Adjusted EBITDA	529.8	466.8	13.5	1,254.5	1,185.9	5.8

Manageable costs, excluding provisions and reversals, increased by 6.2% compared to 3Q21. However, this percentage variation is influenced by the change in the accounting criteria for the amounts referring to the debt collection, which, in 2021, were recorded under the "Recovery of costs and expenses" line, of "other operating costs and expenses", and, in 2022, are recorded under "Provisions and Reversals" line. For comparison purposes, if we add the 3Q21 amounts of debt collection, of R$ 23,0 million, to manageable costs, it can be seen that these remained stable, even with the increase in: (i) other operating costs and expenses, due to losses in the deactivation of assets and the increase in expenses with equipment and vehicle rental; (ii) costs with third-party services, caused by the increase in expenses with maintenance of the electrical system and customer service and (iii) costs with material, due to the increase in expenses with materials for the electrical system, fuel and parts for vehicles, as these increases were offset by the 25.5% reduction in personnel and management costs, a reflection of the Company's Voluntary Dismissal Programs (PDI) and the effects of the lower constitution of Profit Sharing (PLR) and Performance Premium (PPD).

R$'000

Manageable Costs	3Q22	3Q21	Δ%	9M22	1H21	Δ%
Personnel and management	144,742	194,233	(25.5)	445,379	564,331	(21.1)
Private pension and healthcare plans	41,920	38,948	7.6	127,278	116,336	9.4
Materials	15,472	13,818	12.0	50,059	38,463	30.1
Third party services	123,901	114,746	8.0	362,281	337,693	7.3
Other operating costs and expenses	56,316	(1,782)	-	150,784	61,215	146.3
TOTAL	382,351	359,963	6.2	1,135,780	1,118,038	1.6

The personnel and administrators account, excluding the effects of provisions/reversals for profit sharing (PLR) and performance bonus (PPD) and the reversal of indemnity for voluntary dismissals resulting from the withdrawal of employees who had adhered to the 2021 PDI, recorded a reduction of 1.3% in 3Q22 and 1.9% in the year to date, even with the salary adjustment of 10.78% applied by the collective agreement in October 2021.

R$'000

Personnel and Management	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Personnel and management	144,742	194,233	(25.5)	445,379	564,331	(21.1)
(-) Profit sharing (PLR) and PPD	13,876	69,048	(79.9)	45,498	161,084	(71.8)
(-) Reversal of indemnification for voluntary dismissal	(227)	(7,606)	(97.0)	(4,199)	(8,479)	(50.5)
TOTAL	131,093	132,791	(1.3)	404,080	411,726	(1.9)

Considering the accumulated inflation measured by the National Consumer Price Index (INPC), of 7.2% between September 2021 and September 2022, the personnel and management cost line registered a reduction in real terms of 7.9% in relation to the values recorded in 3Q21, mainly as a result of the reduction of 152 employees between the periods.

The following table presents the main indicators of Copel Distribuição:

R$ million

Main Indicators	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Net Operating Revenue (R$ million)	3,567.9	4,375.8	(18.5)	10,315.9	10,786.8	(4.4)
Operating Costs and Expenses (R$ million)	(3,186.5)	(4,026.0)	(20.9)	(10,153.7)	(9,918.0)	2.4
Operating Income (R$ million)	293.1	332.1	(11.8)	391.0	(310.6)	-
Net Income (R$ million)	225.7	238.7	(5.4)	(554.0)	643.8	-
EBITDA (R$ million)	496.5	453.8	9.4	496.9	1,172.9	(57.6)
Operating Margin	0.1	0.1	8.2	0.0	-	-
Net Margin	0.1	0.1	16.0	-	0.1	-
EBITDA Margin	0.1	0.1	34.2	0.0	0.1	(55.7)
Investment Program (R$ million)	389.2	382.1	1.9	1,364.1	1,121.7	21.6

In 3Q22, we also highlight:

(i) the 14.7% reduction in revenue from electricity sales to final customers, due to the 2.9% reduction in the billed captive market, which considers the offset energy from MMGD, and the average effect of a 9.58% reduction in the Energy Tariffs (TE) component, in the tariff adjustment;

(ii) the 77.4% reduction in revenue from electricity sales to distributors, mainly due to the reduction of R$230.6 million with the pay out of electricity in the Spot Market of the Eletric Energy Commercialization Chamber (CCEE), given a lower Settlement Price for Differences (PLD) in the period;

(iii) the 40.2% reduction in costs with electricity purchased for resale, due to a R$877.9 million reduction in expenses with the purchase of electricity from the CCEE Spot Market, given a lower PLD in the period; a R$233.2 million reduction in expenses with purchase of electricity from auctions; and a R$62.6 million reduction in expenses with the purchase of electricity from Itaipu Binacional, given a lower average dollar price in the period;

(iv) the 3.5% reduction in revenue from the use of the main distribution grid, even with the increase in TUSD's gross revenue, due to the revenue reducing account "Energy Development Account - CDE", a sectoral charge that had an increase of more than 50% in 2022, intended to fund the objectives of the CDE provided for by law and which, in order to maintain the neutrality of the sectoral charge for the distributor, constitutes a sectoral asset in the CVA;

(v) the 23.6% increase in costs with charges of main transmission grid, due to increases of R$144.4 million with charges for the use of the basic grid and of R$80.7 with Reserve Energy Charge (EER), partially offset by the reduction of R$ 121.0 million in System Services Charges (ESS), due to a more favorable hydrological scenario;

(vi) the 40.1% reduction in revenue from sectorial assets and liabilities result (CVA), due to the reduction in the constitution of financial assets, with the reduction in electricity costs and other financial components;

(vii) the 33.8% increase in other operating revenues, mainly due to the growth in revenue from leasing and rental of equipment and structures, especially from the pole-sharing agreements, due to the higher volume of poles/fixation points allocated and the contractual adjustment by the IGP-M, and

(viii) the 35.4% reduction in provisions, mainly due to the recording of R$ 25.0 million of debt collect as a reducing account of provisions for bad debt (PCLD), which was not registered under Provisions and Reversals in 2021. Disregarding these amounts, the PCLD remains stable. Provisions for litigation showed a slight drop of 2.73%.

Copel Distribuição's net income in 3Q22 was R$225.7 million, a decrease of 5.4% compared to 3Q21, mainly due to the increase in financial expenses, resulting from the increase in CDI and indebtedness.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$1,654.9 million in the last 12 months, an amount 12.4% above the regulatory EBITDA, equivalent to an efficiency of R$183.1 million.


Adjusted EBITDA Efficiency of the last 12 months
R$ mm
1,281.5
11.8%
1,152.9
1,506.2
20.2%
1,252.8
1,654.9
Efficiency
12.4%
1,471.8
Efficiency % > 0
Real EBITDA > Regulatory Ebitda
sep/20
sep/21
sep/22
Performed Adjusted EBITDA
Regulatory EBITDA (Tariff)

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, showed a 2.5% growth in electricity consumption in 3Q22 compared to 3Q21 and 3.4% in the year. The billed grid market, which considers the offset energy from Mini and Micro Distributed Generation (MMGD), increased 1.0% in 3Q22 and 1.9% in the year.

4.2.2 Captive Market

Copel Distribuição's captive market consumption showed a reduction of 0.1% in 3Q22 compared to 3Q21 and an increase of 1.4% in the year. The billed captive market, which considers the offset energy from MMGD, recorded a reduction of 2.9% in 3Q22 and a reduction of 1.1% in the year.

More information about Grid Market and Captive Market in Notice to the Market – 22/22.

4.2.3 Concession Agreement

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for Electricity Distribution No. 46/1999 of Copel Distribuição SA, which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year after the conclusion of the contract, failure to comply with the quality criteria for three consecutive years or the economic-financial management criteria for two consecutive years will result in the opening of the expiry process.

For the quality criterion of distribution service provision, ANEEL defined the limits of Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC for the years 2021 to 2026. For DEC, the result calculated in 12 months, until September 2022, was 7.98 hours, below the regulatory limit of 9.19 hours for 2022. For FEC, the result in the same period was 5.13 interruptions, below the regulatory limit of 6.80 interruptions. It is noteworthy that, in both quality indicators, the result is below the last regulatory inspection target in 2026.


DEC
(Measured in hour and centesimal of hour)
9.29
9.19
8.69
8.35
8.14
7.68
7.22
7.98
2021
2022
2023
2024
2025
2026
Effective
Regulatory Target


FEC
(Measured in number of interruptions and fraction)
6.84
6.80
6.39
5.93
5.80
5.36
4.83
5.13
2021
2022
2023
2024
2025
2026
Effective
Regulatory Target

(*) Values calculated for the period from September 21 to September 22

The economic-financial management efficiency criterion will be measured by the calculation, each calendar year, according to ANEEL Normative Resolution No. 896/2020, by the following inequation:

$$\frac{Net\ Debt}{EBITDA - RC} \leq \frac{1}{(1.1 * Selic)}$$

4.2.4 Investment and Operational Data

Transformation Program (Programa Transformação)

The Transformation Program is a broad investment plan with the objective of modernizing, automating and renovating the distribution grid and private communication grid with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, the reduction of costs with O&M and commercial services and improvement in the control of DEC and FEC indicators. The program is composed of 3 pillar projects to achieve the objectives:

- Paraná Tri-phase: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches. By the end of September 2022, 148,000 rural customers had already benefited, along 9,754 km of grid.
- Smart Grid: implement a private communication grid with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of September 2022, 416,000 smart meters had been installed. In phase 1 of the program, advances were identified for our operation, with the reduction of man-hours and kilometers traveled, less non-technical losses, improvement in quality and reduction of DEC/FEC reimbursements, with estimated benefits in the order of R$49 million/year.
- Total Reliability: aims to ensure modernity in the operations of the energy grid based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing. By the end of September 2022, the project had completed 66.9% of the planned schedule.

Copel Distribuição's Transformation Program covers the construction of approximately 25 thousand km of new grid, 15 thousand new automated points and the implementation of smart grid technology in the state of Paraná.

Compact and Protected Grid - Copel Distribuição S.A. has been implementing compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grid and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of September 2022, the extension of compact and protected grid installed was 21,385 km, compared to 17,044 km in September 2021, an increase of 4,341 km, or 25.5%, in twelve months

Isolated Secondary Grid- Copel Distribuição also invests in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Duração Equivalente de Interrupção por Unidade Consumidora - DEC (Equivalent Duration of Interruption per Consumer Unit) and e Frequência Equivalente de Interrupção por Unidade Consumidora – FEC (Equivalent Frequency of Interruption by Consumer Unit), hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of September 2022, the extension of isolated secondary distribution grid installed was 21,658 km, compared to 20,663 km in September 2021, an increase of 995 km, or 4.8%, in twelve months.

Losses

Energy losses refer to the generated electrical energy that passes through transmission lines and distribution grid, but which is not commercialized, either for technical or commercial reasons. Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, being classified as technical and non-technical.

Technical Losses are inherent to the activity of electrical energy distribution, as part of the energy is dissipated in the process of transport, voltage transformation and measurement as a result of the laws of physics. Historically, the Company's Technical Losses have maintained percentages close to or below the regulatory target. At the end of September 2022, Technical Losses in the last 12 months were 2,037 GWh, compared to 1,999 GWh in the same period of the previous year.

On the other hand, Non-Technical Losses, calculated by the difference between total losses and technical losses, originate mainly from theft (clandestine connection, direct diversion from the grid), fraud (tampering the meter or deviations), reading, measurement and billing errors. These losses are largely associated with the concessionaire's management and the socioeconomic characteristics of the concession areas. The Company's indicator has remained below regulatory targets in the last 5 years, a reflection of the improvement of techniques to combat losses from the development of data analysis technologies, process automation and exclusivity of the field team for inspections, allowing an increase in productivity and assertiveness in the return of Non-Technical Losses. At the end of September 2022, Non-Technical Losses in the last 12 months were 613 GWh, compared to 662 GWh in the same period of the previous year.

It should be noted that the targets established for the tariff reasonableness of Non-Technical Losses take into account the level of complexity of the distributor's concession area and, according to ANEEL Report 01/2021 on Electricity Losses in Distribution, the complexity index of the concession of the Copel Distribuição is one of the smallest compared to other concessionaires in Brazil.

At the end of September 2022, total losses in the last 12 months were 2,651.5 GWh, compared to 2,650.7 GWh in the same period of the previous year. In terms of classification, Total Losses comprised 76.9% of Technical Losses and 23.1% of Non-Technical Losses.

Total Losses


8.09%
8.07%
8.14%
8.18%
7.76%
7.75%
7.80%
8.28%
7.28%
7.80%
7.73%
7.53%
2017
2018
2019
2020
2021
3Q22
Total Losses/Power Grid - %
Regulatory Level - %


Programa Paraná Trifásico*

5. Copel Mercado Livre

5.1 Financial Performance

In 3Q22, Copel Mercado Livre presented adjusted EBITDA of R$21.6 million, 23.6% lower than the R$28.3 million recorded in 3Q21, mainly reflecting the 24.7% reduction in net operating revenue with electricity sales to distributors.

R$ million

Adjusted EBITDA	3Q22	2Q22	3Q21	Δ%	9M22	9M21	Δ%
EBITDA	34.9	26.3	9.7	258.0	61.9	70.3	(12.0)
(-)/+ PLR Complement GSF	-	-	0.5	-	-	0.5	-
(-)/+ MTM Copel COM	(13.3)	-	18.1	-	4.1	(1.3)	-
(-)/+ Provision for indemnification for voluntary dismissal	-	-	-	-	(0.3)	-	-
(-)/+ Reflections of the PIS/Cofins Provision	-		-	-	(0.7)	-	-
Adjusted EBITDA	21.6	26.3	28.3	(23.6)	65.1	69.5	(6.3)

In relation to EBITDA with non-recurring events, 3Q22 increased by 258%, from R$9.7 million in 3Q21 to R$34.9 million, as a result of the reversion of the mark-to-market of electricity purchase and sale agreements, which had a negative effect due to the decrease in the NTN-B discount rate resulting from the reduction in the IPCA between periods, the main index of this public security.

Manageable costs decreased by 4.7% in 3Q22 compared to 3Q21, mainly as a result of (i) a 17.7% reduction in Personnel and Management, due to the reduction in provisions for profit sharing and/or results by R$0.4 million and the reversal of the performance premium in the amount of R$0.2 million; and (ii) a 12.5% reduction in third-party services due to the lower cost of projects with a decrease of R$0.2 million between the periods, partially offset by (iii) a 44.9% increase (R$0.4 million) in Other Costs and Expenses Operating by an increase of R$0.2 million in insurance expenses and (iv) a 12.3% increase in spending on social security and assistance plans.

R$'000

Manageable Costs	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Personnel and management	3,012	3,660	(17.7)	9,240	10,927	(15.4)
Private pension and healthcare plans	430	383	12.3	1,329	1,150	15.6
Material	13	5	-	37	15	-
Third-party services	501	572	(12.5)	2,186	2,269	(3.7)
Other costs and expenses operating	1,311	904	44.9	3,663	2,291	59.9
TOTAL	5,266	5,524	(4.7)	16,454	16,652	(1.2)

Excluding the effects of profit sharing (PLR) and Performance Premium (PPD) in 3Q22, the "personnel and management" line recorded an increase of 2.6% in relation to the amounts recorded in 3Q21, as a result of the salary adjustment of 10.78% on the base date October/2021.

R$'000

Pessoal and Management	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Personnel and management	3,012	3,660	(17.7)	9,240	10,927	(15.4)
(-) Profit sharing (PLR) and PPD	(154)	(874)	(82.4)	(415)	(2,285)	(81.8)
(-)+ Provision for indemnification for voluntary dismissal	-	-	-	311	-	-
TOTAL	2,858	2,786	2.6	9,136	8,642	5.7

Net income in 3Q22 was R$31.4 million, a substantial increase compared to R$8.1 million in 3Q21. Excluding non-recurring items in the periods, adjusted net income was R$23 million.

R$ million

Main Indicators	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Net Operating Revenue (R$ million)	1,310.9	1,403.1	(6.6)	3,659.0	3,285.0	11.4
Operating Costs and Expenses (R$ million)	(1,276.1)	(1,393.4)	(8.4)	(3,597.3)	(3,214.8)	11.9
Operating Income (R$ million)	44.0	12.2	-	84.9	80.3	5.8
Net Income (R$ million)	31.4	8.1	-	58.5	52.9	10.5
EBITDA (R$ million)	34.9	9.7	-	61.9	70.3	(12.0)
Operating Margin	3.4%	0.9%	-	2.3%	2.4%	(5.0)
Net Margin	2.4%	0.6%	-	1.6%	1.6%	(0.8)
EBITDA Margin	2.7%	0.7%	-	1.7%	2.1%	(21.0)
Investment Program (R$ million)	0.6	-	-	1.3	0.7	85.7

5.2 Operational Performance

Copel was a pioneer in creating an energy trader and the first to sell electricity to free customers, when this category was created in the country, in 1995. Copel Mercado Livre, created in 2016, is already the largest in the country in terms of electricity volume traded in the free contracting environment (ACL), offering more savings and tranquility to customers from all regions of Brazil.

For a long time known as Copel Energia, Copel Mercado Livre is responsible for selling electricity and providing services in the ACL. In September 2022, the Company registered 1,677 clients/contracts, an increase of 3.4% in relation to the same period of the previous year. The amount of energy sold reached 6,451 GWh sold in 3Q22, an increase of 1.8% compared to 3Q21. The chart below shows the evolution of Copel Mercado Livre in terms of quantity of GWh sold and number of final consumers. For more information, consult the Notice to the Market 22/22.


GWh sold
Δ1.8%
1,128
1,885
2,389
3,560
6,334
6,451
3T17
3T18
3T19
3T20
3T21
3T22


Costumers/Contracts
Δ3.4%
154
390
528
1,008
1,622
1,677
sep-17
sep-18
sep-19
sep-20
sep-21
sep-22



Usina Hidrelétrica Governador Bento Munhoz da Rocha Netto, em Pinhão (PR)

6. ESG Performance

6.1 Copel pioneers in ESG in the sector

Copel was the first company in the industry to produce an Environmental Impact Report for a generation project, and the first energy company in Brazil to become a signatory of the UN Global Compact in 2000. The Company promotes actions to disseminate the UN's Agenda 2030 and implement the SDGs of the electricity sector. In 2020/2021, Copel participated in the Global Compact Program "SDG Ambition". Copel joined the "Pact on Water and Energy Resilience" Commitment and received the Federal Government's Pro Gender and Race Equality Seal. The Company received the Pró-Ética Seal, 2018-2019 and 2020-2021 editions, granted by the Brazillian Comptroller General (CGU) and Instituto ETHOS, for the voluntary adoption of integrity measures, for public recognition of the commitment to implement measures aimed at prevention, detection, and remediation of acts of corruption and fraud.

6.2 Recent Highlights

- ESG Goals: In continuity with the Carbon Neutrality Plan approved in March 2021, the Company's Board of Directors approved, at a meeting held on November 4, 2022, the strategies, indicators and goals that will be the basis for the construction of the planning , organization of work teams and the development of actions for Copel for the coming years. The list of ESG indicators to be measured and monitored by the Company was also approved, with the objective of providing relevant and timely information to Copel's stakeholders. Monitoring the goals and action plan will be part of the scope of work of the Statutory Sustainable Development Committee. The approved targets and indicators will be made available on Copel's Sustainability Portal.
- ISE B3: Copel was ranked 11th in the Ranking of companies listed on B3's Corporate Sustainability Index (ISE B3), ranking 4th among companies in the electricity sector (Copel has been part of the index since 2005);
- Copel signed in May 2022 the Letter of Commitment to the Adoption and Implementation of Metrics of Stakeholder Capitalism.

Environmental

- The Company has a Copel 2030 Neutrality Plan, approved by the Board of Directors: focusing on science-based goals (SBTi), to neutralize Greenhouse Gas (GHG) Emissions for the assets controlled by Copel (according to the concept defined in the GHG Protocol methodology) until 2030.
- Climate Change Management: maintained Concept B of the Carbon Disclosure Project (CDP), one of the main initiatives of the financial sector to reduce greenhouse gas emissions from companies.
- It is part of the portfolio of B3's Carbon Efficient Index (ICO2 B3) – 2021
- Joined the Pact on Water and Energy Resilience. Net Zero Ambition Movement – On April, 13 Copel joined the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of 2Gton CO2e by 2030.

Social

- Listed on IGPTW B3 - average performance indicator of the quotations of companies certified by the Great Place to Work (GPTW).
- Actions and Programs – Solidary Selective Collection; Grow Energy Program; Electricity Citizenship; Good Neighborhood Program; Diversity Commission; Human Rights; EducaODS; Illuminating Generations; More than Energy, among others.

Governance

- It has Statutory Advisory Committees to the Board of Directors: Statutory Audit Committee - CAE; Statutory Sustainable Development Committee -CDS, Investment and Innovation Committee -CII and Minority Shareholders Committee -CDM;
- The Board of Directors is made up mostly of independent members;
- The number of CAD members elected by non-controlling shareholders increased to 3;

- The Statutory Audit Committee -CAE is made up of independent members, one of whom is an external member;
- Establishment of variable remuneration with ESG targets –2022: 10% of PPD;
- Achievement of the Pro-Ethics Seal 2020-2021 granted by CGU and Instituto ETHOS –2021; and
- Listed under B3 Governance Level 2.

Priority SDG of the Brazilian Electricity Sector


7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION

6.3 Indicators

The indicators may change due to the assurance of the independent external audit.

Environmental Indicator	Carried		
	2021	2022	Δ%
Renewable sources (% Installed capacity)	93.0	93.4	0.4
Renewable sources (% Energy generated)	90.4	95.0	5.1
Waste generated (tons)	11,682	11,682	-

[1]Scope 1 refers to direct greenhouse gas emissions from Copel's operations (fleet, soil change, and fugitive emissions)
[2]Scope 2 refers to indirect greenhouse gas emissions from Copel's operations (consumption and energy loss)

Social Indicator	Carried		
	2021	2022	Δ%
Women at Copel (% Copel employees)	22.8	21.5	(5.7)
Women at Copel (% Contractors)	12.4	10.3	(16.7)
Frequency of occupational accidents - TF (% Company employees)	2.1	1.9	(9.0)
Frequency of occupational accidents - TF (% Contractors)	9.8	15.0	52.6
Frequency of occupational accidents - TG (% Company employees)	103.0	29.0	(71.8)
Frequency of occupational accidents - TG (% Contractors)	295.0	200.1	(32.2)

TF: Frequency rate of occupational accidents with leave of absence. This rate (occurrences per one million hours/men) represents exposure to risk, number of contractors involved in accidents with leave of absence or fatalities in the period considered.

TG: Accident severity rate (occurrences per one million hours/men exposed to risk) represents the sum of work days lost by all injured employees, victims of temporary total disability, and days charged for death or permanent disability in the period ABNT – NBR 14280: 2001

Governance Indicator	Carried		
	2021	2022	Δ%
Women in leadership positions (%)	22.2	22.0	(0.9)
Women in the Board of Directors (%)	33.3	11.1	(66.7)
Independent Board Members (%)	78.0	78.0	-
Reports solved through the Whistleblowing Channel (%)[1]	100.0	93.1	(6.9)

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year:
ISEB3	11th position 4th among the companies of the Electricity Sector in ISE B3	2022
S&P Global	CSA Score 68	2021
CDP DISCLOSURE INSIGHT ACTION	Classification B	2021
ICO2 B3		2021
CDP DISCLOSURE INSIGHT ACTION ICDPR70		2021
SUSTAINALYTICS a Morningstar company	Medium Risk	2022
MSCI	BBB	2021
ISS	Classification C	2022

7. Other highlights

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: FCD = Cash generated by Operating activities, less net cash used by investing activities, as follows: (a) Cash Generated by Operating Activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investment activities: amount invested in the fiscal year in non-current assets. The Table below shows the calculation of the FCD for the 3Q22:

	Consolidated 09.30.2022
CASH FLOW FROM OPERATIONAL ACTIVITIES	
FROM CONTINUITY OPERATIONS	3,219,421
CASH FLOW FROM INVESTMENT ACTIVITIES	-
FROM CONTINUITY OPERATIONS	(1,841,124)
AVAILABLE CASH FLOW "ACF"	**1,378,297**

Payment of Dividends

On October 19, 2022, the Company's Board of Directors decided to submit for approval at the Extraordinary Shareholders' Meeting (AGE), the distribution of dividends in the form of Interest on Equity (JCP) in the gross amount of R$970,000,000.00 (nine hundred and seventy million reais), with payment to be made in 2 (two) installments: a) R$600,000,000.00 (six hundred million reais) on 11.30.2022 and b) R$370,000,000.00 (three hundred and seventy million reais) on a date to be set by the Annual Shareholders' Meeting (AGO) in 2023. The AGE for approval of the proceeds is scheduled for November 21, 2022. For more information, see the Proposta da Administração.

Copel elected the best company in the Electric Sector by Valor 1000

The Company won the Valor 1000 award for the best company in the Brazilian electric sector in 2022. The announcement was made by "Valor Econômico" on September 5, and the companies that stood out in the sector were chosen in two stages. The first consisted of an evaluation based on six accounting and financial criteria: net revenue, EBITDA margin, equity profitability, average annual growth in net revenue over the last five years, financial leverage and interest coverage. The three companies with the highest scores in these six criteria were then evaluated by a committee made up of eight market professionals, who awarded points to the finalists according to their ESG (Environment, Social and Governance) practices. The committee broadly evaluated aspects related to practices in each of these sectors in the three companies that had the best grades in the first stage. This important achievement reflects the success of the set of actions put into practice by the company in recent years, such as: the strong emphasis on governance in Copel's management since 2019, ESG practices, investment policy and cost management and the search for efficiency with stimulus to innovation.

Copel Director wins Equilibrista Award 2022

The Administrative and Financial Director of Copel GeT, Adriano Fedalto, won the Equilibrista Award 2022 of the 37th edition, held by the Brazilian Institute of Finance Executives - IBEF Paraná, for the outstanding professional recognition in the year for the implementations and strategies in the conduct of Copel GeT's business. The selection was carried out by voting by IBEF-PR members and audited by PwC Brazil.

Partnership offers female mentorship to female executives

The Company entered into a partnership with a specialized company with the objective of promoting female leadership inspired by the North American Lean In Circle methodology. The program's proposal is focused on self-leadership, with exchanges of experience that allow women to recognize their tools and potential to lead.

Copel promotes event "Demystifying Governance"

The Company held the event live on August 30, addressing Corporate Governance with emphasis on concepts, principles and their importance in the ESG context within Copel's business. The event was mediated by the Director of Governance, Risks and Compliance Vicente Loiácono Neto and was

attended by CEO Daniel Slaviero, CAD Counselor Leila Loria and CAD Counselor and Chairman of Copel's Sustainable Development Committee Andriei Beber. To view the event, click here.

Copel Volt 2022/2023 - New Journey

After the success of the first edition of the Copel Volt open innovation program, which received more than 200 applications from projects from all over the world and 5 startups were selected, 3 Brazilian and 2 international, the Company held an event with live broadcast, on October 14 , for the launch of the 2022/2023 journey. The opening was made by the Business Development Director Cássio Santana da Silva, who highlighted that "the program returns in 2022 with the role of being a perennial source of generation of opportunities to create value and generation of new business models for both the Company and the Company". and how much for startups", he also indicated that it is an opportunity for the innovation ecosystem to test solutions in a large company, with qualified technical staff and adequate structure to scale. The launch of the 2022/2023 journey had the special participation of the CEO of the Brazilian Startups Association - ABStartups, Luiz Othero, addressing the theme "Startups and Corporates in the electricity sector: attraction and rejection factors". To view the event, click here. For more information about the Program, visit https://copelvolt.com/?lang=en.

Studies for potential divestment in UEGA

The Board of Directors, at the 232nd RECAD, approved the further study for a potential divestment of the equity interest of the Copel group in Usina Termoelétrica – TPP Araucária S.A. – UEGA. These studies are part of the decarbonization process of the Copel group's generation matrix and are in line with Copel's Corporate Strategic Planning – Vision 2030, strengthening the pillars for the perpetuity and sustainable growth of the business.

Corporate Venture Capital (CVC) investment model

The Board of Directors, at the 232nd RECAD, approved the Corporate Venture Capital (CVC) model to be adopted at Copel, through an Equity Investment Fund (FIP) managed by a specialized management company to be contracted, with a commitment to invest of R$150 million to be invested over the next few years. This amount will be invested in companies that present innovative proposals within the energy sector and are suitable for the portfolio of the innovation and investment thesis, in the themes: Clean Renewable Energies, Innovative Internal Processes; Energy as a Service; Asset and Facility Management; and Smart Cities.

Copel Day - 2030 Vision

The Company will hold the investor day with online transmission, on November 22, 2022, with the theme "2030 VISION". The event will feature the participation of all senior executives and the Strategic Planning with the Journey to the Future will be presented. Click here for event details and registration.


2030
VISION
COPEL DAY
11.22.2022
A LIVE STREAMED EVENT

COPEL
Pura Energia

Disclaimer

The information contained in this press release may contain forward-looking statements that reflect management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company's financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Investor Relations
ri@copel.com
Phone: +55 (41) 3331-4011



Complexo eólico da Copel, no Rio Grande do Norte

RESULTS 3Q22

COPEL Pura Energia

List of Exhibit

I CONSOLIDATED RESULTS

- INCOME STATEMENT
- BALANCE SHEET
- CASH FLOW
- FINANCIAL RESULT
- ADJUSTED EBITDA AND EQUITY IN EARNINGS OF SUBSIDIARIES

II RESULT BY SUBSIDIARY

- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- INCOME STATEMENT BY COMPANY ACCUMULATED
- ASSETS BY COMPANY
- LIABILITIES BY COMPANY

III ENERGY MARKET

- DISTRIBUTION MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICES

IV OPERATIONAL DATA

- INDICATORS SUMMARY
- GENERATION
- GENERATION - INTEREST
- TRANSMISSION
- DISTRIBUTION

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT

R$ '000

Income Statement	3Q22	3Q21	Δ%	9M22	9M21	Δ%
OPERATING REVENUES	**5,454,719**	**6,977,783**	**(21.8)**	**16,301,037**	**17,390,595**	**(6.3)**
Electricity sales to final customers	1,750,075	1,882,078	(7.0)	5,746,937	5,334,816	7.7
Electricity sales to distributors	997,007	1,958,982	(49.1)	2,931,387	4,318,090	(32.1)
Use of the main distribution and transmission grid	1,171,966	1,436,361	(18.4)	3,532,405	3,864,584	(8.6)
Construction revenue	566,463	512,311	10.6	1,600,833	1,383,117	15.7
Fair value of assets from the indemnity for the concession	(19,430)	28,869	-	57,876	97,588	(40.7)
Distribution of piped gas	348,587	198,287	75.8	910,029	503,953	80.6
Result of Sectorial financial assets and liabilities	530,549	885,127	(40.1)	1,209,056	1,674,415	(27.8)
Other operating revenues	109,501	75,768	44.5	312,514	214,032	46.0
OPERATING COSTS AND EXPENSES	**(4,671,282)**	**(4,597,850)**	1.6	**(14,280,413)**	**(12,857,699)**	11.1
Electricity purchased for resale	(2,166,216)	(3,479,170)	(37.7)	(6,024,123)	(7,141,896)	(15.7)
Charge of the main distribution and transmission grid	(603,545)	(490,835)	23.0	(1,881,960)	(1,622,807)	16.0
Personnel and management	(250,293)	(353,151)	(29.1)	(765,498)	(981,927)	(22.0)
Pension and healthcare plans	(65,755)	(61,651)	6.7	(200,337)	(184,646)	8.5
Materials and supplies	(20,339)	(17,734)	14.7	(65,523)	(50,042)	30.9
Materials and supplies for power eletricity	(22,837)	(551,727)	(95.9)	(109,767)	(1,156,450)	(90.5)
Natural gas and supplies for the gas business	(263,510)	(141,705)	86.0	(701,924)	(360,069)	94.9
Third-party services	(206,346)	(173,510)	18.9	(570,944)	(495,909)	15.1
Depreciation and amortization	(322,507)	(262,306)	23.0	(964,379)	(773,797)	24.6
Provisions and reversals	(55,508)	(89,838)	(38.2)	(1,041,908)	(61,321)	-
Construction cost	(560,101)	(478,620)	17.0	(1,582,346)	(1,351,173)	17.1
Other cost and expenses	(134,326)	1,502,397	-	(371,704)	1,322,338	-
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	-	-	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	**8,909**	**126,161**	(92.9)	**330,115**	**278,966**	18.3
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**792,345**	**2,506,094**	(68.4)	**2,350,739**	**4,811,862**	(51.1)
FINANCIAL RESULTS	**(204,046)**	**(110,473)**	84.7	**(1,696,072)**	**(120,181)**	-
Financial income	249,202	211,859	17.6	779,988	718,570	8.5
Financial expenses	(453,248)	(322,332)	40.6	(1,464,690)	(838,751)	74.6
Update of provision for allocation of Pis and Cofins credits			-	(1,011,370)	-	-
OPERATIONAL EXPENSES/ INCOME	**588,299**	**2,395,621**	(75.4)	**654,667**	**4,691,681**	(86.0)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(209,912)**	**(648,981)**	(67.7)	**(128,856)**	**(1,228,802)**	(89.5)
Income tax and social contribution on profit	(201,805)	(98,857)	104.1	(590,076)	(450,473)	31.0
Deferred income tax and social contribution on profit	(8,107)	(550,124)	(98.5)	461,220	(778,329)	-
NET PROFIT continued operations	**378,387**	**1,746,640**	(78.3)	**525,811**	**3,462,879**	(84.8)
NET PROFIT discontinued operations	-	**1,105,961**	-	-	**1,189,557**	-
NET PROFIT	**378,387**	**2,852,601**	(86.7)	**525,811**	**4,652,436**	(88.7)
Attributed to shareholders of the parent company - continuous operations	362,912	1,723,584	(78.9)	490,730	3,379,559	(85.5)
Attributed to the controlling company's shareholders - discontinued operations	-	1,105,518	-	-	1,185,376	-
Attributed to non-controlling shareholders	15,479	23,496	(34.1)	35,081	87,495	(59.9)
EBITDA	**1,114,852**	**2,768,400**	**(59.7)**	**3,315,118**	**5,585,659**	**(40.6)**

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET

R$'000

Assets	Sep-22	Dez-21	Δ%
CURRENT	**10,663,410**	**11,189,872**	**(4.7)**
Cash and cash equivalents	4,329,330	3,472,845	24.7
Bonds and securities	91	16,121	(99.4)
Collaterals and escrow accounts	54	182	(70.3)
Customers	3,437,247	4,433,193	(22.5)
Dividends receivable	31,742	68,162	(53.4)
CRC transferred to the State of Paraná	-	-	-
Sectorial financial assets	13,828	383,740	(96.4)
Account receivable related to concession	9,090	5,121	77.5
Contract Assets	204,971	148,488	38.0
Other current receivables	802,556	749,816	7.0
Inventories	200,843	197,779	1.6
Income tax and social contribution	239,169	151,912	57.4
Other current recoverable taxes	1,337,892	1,508,864	(11.3)
Prepaid expenses	55,664	53,649	3.8
Related parties	933	-	-
Assets classified as held for sale	-	-	-
NON-CURRENT	**39,190,736**	**38,347,663**	**2.2**
Long Term Assets	**15,993,730**	**15,743,322**	**1.6**
Bonds and securities	420,589	344,937	21.9
Other temporary investments	26,899	19,985	34.6
Collaterals and escrow accounts	-	142,764	-
Customers	102,103	82,233	24.2
CRC transferred to the State of Paraná	-	-	-
Judicial deposits	639,799	591,131	8.2
Sectoral financial assets	41,485	383,740	(89.2)
Account receivable related to concession	2,422,229	2,261,684	7.1
Contract Assets	7,372,267	6,739,560	9.4
Other non-current receivables	669,876	916,606	(26.9)
Income tax and social contribution	46,234	153,850	(70.0)
Deferred income tax and social contribution	1,536,023	963,259	59.5
Other non-current recoverable taxes	2,716,199	3,143,546	(13.6)
Prepaid expenses	27	27	-
Related parties	-	-	-
Investments	**3,292,344**	**3,042,134**	**8.2**
Property, plant and equipment, net	**10,176,664**	**10,142,591**	**0.3**
Intangible assets	**9,464,516**	**9,215,560**	**2.7**
Right to use an asset	**263,482**	**204,056**	**29.1**
TOTAL	**49,854,146**	**49,537,535**	**0.6**

R$'000

Liabilities	Sep-22	Dez-21	Δ%
CURRENT	**6,916,277**	**7,979,993**	**(13.3)**
Payroll, social charges and accruals	276,718	604,810	(54.3)
Suppliers	2,075,981	2,585,735	(19.7)
Income tax and social contribution payable	139,626	63,946	118.4
Other taxes due	213,187	440,933	(51.7)
Loans, financing and debentures	2,466,705	2,724,255	(9.5)
Minimum compulsory dividend payable	94,647	330,947	(71.4)
Post employment benefits	71,175	68,836	3.4
Customer charges due	42,717	198,386	(78.5)
Research and development and energy efficiency	276,868	292,495	(5.3)
Accounts Payable related to concession	106,052	104,963	1.0
Net sectorial financial liabilities	659,649	139,770	372.0
Lease liability	55,569	47,240	17.6
Other accounts payable	433,645	370,383	17.1
PIS and COFINS to be refunded to costumers	3,738	7,294	(48.8)
Provision for litigation	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-
NON-CURRENT	**21,607,593**	**19,382,307**	**11.5**
Subsidiaries and Affiliates	-	-	-
Suppliers	125,309	125,249	0.1
Deferred income tax and social contribution	1,473,826	1,364,828	8.0
Other taxes due	635,477	594,810	6.8
Loans, financing and debentures	10,870,119	9,101,806	19.4
Post employment benefits	1,274,011	1,226,338	3.9
Research and development and energy efficiency	347,971	334,602	4.0
Accounts Payable related to concession	844,998	798,996	5.8
Net sectorial financial liabilities	47,812	153,409	(68.8)
Lease liability	219,191	165,494	32.5
Other accounts payable	446,022	599,909	(25.7)
PIS and COFINS to be refunded to costumers	1,930,857	3,319,501	(41.8)
Provision for allocation of Pis and Cofins credits	1,835,971	-	-
Tax, social security, labor and civil provisions	1,556,029	1,597,365	(2.6)
EQUITY	**21,330,276**	**22,175,235**	**(3.8)**
Attributed to controlling shareholders	20,969,719	21,837,024	(4.0)
Share capital	10,800,000	10,800,000	-
Equity valuation adjustments	408,448	426,170	(4.2)
Legal reserves	1,457,087	1,457,087	-
Retained earnings	7,785,092	7,785,092	-
Additional proposed dividends	-	1,368,675	-
Accrued earnings	519,092	-	-
Attributable to non-controlling interest	360,557	338,211	6.6
TOTAL	**49,854,146**	**49,537,535**	**0.6**

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW

		R$'000
	09.30.2022	09.30.2021
CASH FLOWS FROM OPERATIONAL ACTIVITIES		
Net income from continuing operations	525,812	3,462,874
Net income (loss) from discontinued operations	-	1,189,557
Net income	**525,812**	**4,652,431**
Adjustments to reconcile net income for the period with cash	**2,643,211**	**1,829,266**
Unrealized monetary and exchange variation and debt charges - net	974,011	485,592
Interest - bonus from the grant of concession agreements under the quota system	(89,157)	(96,458)
Remuneration of transmission concession contracts	(582,686)	(824,674)
Recovery of PIS / Pasep and Cofins on ICMS		
Provision for allocation of Pis and Cofins credits	1,821,933	61,440
Income tax and social contribution	590,076	450,474
Deferred income tax and social contribution	(461,220)	778,328
Equity in earnings of investees	(330,116)	(215,789)
Appropriation of post-employment benefits obligations	195,278	174,556
Creation for research and development and energy efficiency programs	117,000	141,011
Recognition of fair value of assets related to concession compensation	(57,876)	(97,588)
Sectorial financial assets and liabilities result	(1,332,293)	(1,845,082)
Depreciation and amortization	964,383	773,797
Net operating estimated losses, provisions and reversals	231,341	98,691
Result of hydrological risk renegotiation - GSF	-	(1,570,543)
Realization of added value in business combinations	(541)	(541)
Fair value in energy purchase and sale operations	4,138	(1,323)
Derivatives fair value	2,907	17,224
Loss on disposal of accounts receivable related to concession	26,698	100
Loss on disposal of contract assets	5,971	4,403
Loss on disposal of property, plant and equipment	978	11,523
Loss on disposal of intangible assets	36,676	21,391
Result of write-offs of use rights of assets and liabilities of leases - net	(102)	(140)
Net income for the period from discontinued operations	-	(1,189,557)
Decrease (increase) in assets	**2,582,441**	**1,620,810**
Trade accounts receivable	1,375,773	(325,963)
Dividends and interest on own capital received	59,338	57,700
CRC transferred to the Government of the State of Paraná	-	1,646,614
Judicial deposits	(17,788)	(133,580)
Sectorial financial assets	953,947	731,702
Other receivables	66,606	(20,955)
Inventories	(3,064)	(15,244)
Income tax and social contribution	(63,886)	(137,380)
Other current taxes recoverable	214,463	(176,818)
Prepaid expenses	(2,015)	(5,266)
Related parties	(933)	-
Increase (decrease) in liabilities	**(829,596)**	**256,036**
Payroll, social charges and accruals	(200,773)	(215,494)
Related parties	-	-
Suppliers	(443,364)	385,858
Other taxes	452,396	463,157
Post-employment benefits	(145,322)	(138,825)
Sectorial charges due	(155,669)	161,340
Research and development and energy efficiency	(143,435)	(159,673)
Payable related to the concession	(78,769)	(65,037)
Other accounts payable	45,155	(44,560)
Provisions for legal claims	(159,815)	(130,730)
CASH GENERATED BY OPERATING ACTIVITIES	**4,396,056**	**3,706,112**
Income tax and social contribution paid	(355,133)	(411,540)
Loans and financing - interest due and paid	(264,922)	(131,327)
Debentures - interest due and paid	(541,205)	(248,556)
Charges for lease liabilities paid	(15,375)	(4,690)
Financial charges on loans granted/obtained by parties	-	-
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	**3,219,421**	**2,909,999**
NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	35,620
NET CASH GENERATED FROM OPERATING ACTIVITIES	**3,219,421**	**2,945,619**
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Financial investments	76,356	(17,498)
Loans and financing granted to related parties	-	-
Receipt of loans and financing granted to related parties	-	-
Additions to contract assets	(1,492,472)	(1,101,835)
Additions in investments	(18,031)	-
Acquisitions of subsidiaries - cash effect	(4,829)	(30,970)
Capital reduction of investees	61,537	-
Additions to property, plant and equipment	(457,441)	(139,095)
Additions to intangible assets	(6,244)	(1,337)
NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	**(1,841,124)**	**(1,290,735)**
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	-	2,444,352
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES	**(1,841,124)**	**1,153,617**
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans and financing obtained from third parties	1,891,201	51,000
Transaction costs in raising loans and financing	(19,781)	-
Issued debentures	1,500,000	1,500,000
Transaction costs in the issuance of debentures	(14,445)	-
Amortization of principal of loans and financing	(940,585)	(150,669)
Amortization of principal of debentures	(1,271,900)	(1,093,538)
Amortization of principal of lease liabilities	(42,925)	(38,039)
Dividends and interest on own capital paid	(1,623,377)	(2,451,399)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	**(521,812)**	**(2,182,645)**
NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(1,850)
NET CASH USED FROM FINANCING ACTIVITIES	**(521,812)**	**(2,184,495)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**856,485**	**1,914,741**
Cash and cash equivalents at the beginning of the period	3,472,845	3,222,768
Cash and cash equivalents at the end of the period	4,329,330	4,853,273
Cash and cash equivalents variations from discontinued operations	-	284,236
CHANGE IN CASH AND CASH EQUIVALENTS	**(856,485)**	**(1,914,741)**

Exhibit I - CONSOLIDATED RESULTS > FINANCIAL RESULT

	3Q22	3Q21	Δ%
Financial Revenues	**249,198**	**211,859**	**17.6**
Income and monetary variation on CRC transfer	-	32,522	-
Income from investments held for trading	124,973	53,941	131.7
Monetary restatement on indemnifiable assets - concession	-	-	-
Exchange variation on loan collateral	-	10,507	-
Late fees on electricity bills	62,275	72,784	(14.4)
Monetary restatement on interest on indemnified assets - compensation of the concession	-	-	-
Income from financial investments available for sale	-	-	-
Monetary restatement and adjustment to present value of accounts payable related to concession	(318)	1,175	-
Income from sectorial assets and liabilities	22,225	8,873	150.5
Exchange variation About Purchase Itaipu Electric Power	2,041	199	-
Derivatives fair value - forward contract	-	-	-
Tax credit recognition	8,989	6,170	45.7
Other financial revenues	39,427	35,039	12.5
(-) Pis/Pasep and Cofins on revenues	(10,414)	(9,351)	11.4
Financial Expenses	**(453,242)**	**(322,332)**	**40.6**
Monetary variation, foreign exchange and debt service charges	(341,402)	(247,651)	37.9
Monetary variation and adjustment to present value of accounts payable related to concession	(8,667)	(24,763)	(65.0)
Exchange variation About Purchase Itaipu Electric Power	(11,890)	(17,989)	(33.9)
Pis/ Pasep and Cofins taxes over interest on equity	(11,810)	-	-
Income from sectorial assets and liabilities	(2,382)	(785)	203.4
Derivatives fair value - forward contract	-	(9,813)	-
Interest on R&D and PEE	(7,975)	(3,796)	110.1
Monetary variation on CRC transfer	-	-	-
Other financial expenses	(69,116)	(17,535)	294.2
(-) Update of provision for allocation of Pis and Cofins credits	**-**	**-**	**-**
Financial income (expenses)	**(204,044)**	**(110,473)**	**-**

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND EQUITY IN EARNINGS OF SUBSIDIARIES

R$'000

Adjusted EBITDA	3Q22	3Q21	Δ%	9M22	9M21	Δ%
EBITDA continued operations	**1,114.9**	**2,768.4**	**(59.7)**	**3,315**	**5,586**	**(40.6)**
(-)/+ Profit/Reversal Incentive Dismissal Programand and sharing complement	-	82.9	-	(7.9)	82.9	-
(-)/+ Fair value in the purchase and sale of energy	(13.3)	18.1	-	4.1	(1.3)	-
(-)/+ Tariff flag account on distributed generation	-	-	-	(43.4)	-	-
(-)/+ Hydrological risk renegotiation	-	(1,570.5)	-	-	(1,570.5)	-
(-)/+ Impairment	-	15.7	-	42.1	(107.9)	-
(-)/+ Effect on PIS/Cofins Provision	-	-	-	(58.1)	-	-
(-)/+ Provision for allocation of PIS/Cofins credits	-	-	-	810.6	-	-
(-)/+ Adhesion to the Tax Installment Program - REFIS/PR	33.3	-	-	33.3	-	-
(-)/+ Property sale (head office)	-	(27.9)	-	-	(27.9)	-
Adjusted EBITDA with discontinued operations	**1,134.9**	**1,286.6**	**(11.8)**	**4,095.8**	**3,960.9**	**3.4**
(-)/+ Equity in earnings of subsidiaries	(9)	(126)	(92.9)	(330.1)	(279.0)	18.3
Adjusted EBITDA without earnings of subsidiaries	**1,126.0**	**1,160.5**	**(3.0)**	**3,765.7**	**3,681.9**	**2.3**

R$'000

Variation in Equity in earnings of subsidiaries	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Joint Ventures	**2,289**	**117,857**	**(98.1)**	**310,343**	**260,912**	**18.9**
Voltalia São Miguel do Gostoso I Participações S.A.	3,890	3,273	18.9	217	1,495	(85.5)
Caiuá Transmissora de Energia S.A.	601	4,183	(85.6)	17,238	9,880	74.5
Integração Maranhense Transmissora de Energia S.A.	697	6,474	(89.2)	27,882	15,524	79.6
Matrinchã Transmissora de Energia (TP NORTE) S.A.	(4,433)	35,541	-	119,542	76,879	55.5
Guaraciaba Transmissora de Energia (TP SUL) S.A.	(2,410)	27,581	-	51,700	42,434	21.8
Paranaíba Transmissora de Energia S.A.	(103)	6,380	-	21,058	23,488	(10.3)
Mata de Santa Genebra Transmissão S.A.	7,214	16,296	(55.7)	40,645	55,779	(27.1)
Cantareira Transmissora de Energia S.A.	(3,267)	18,181	-	31,799	35,554	(10.6)
Solar Paraná	100	(52)	-	262	(121)	-
Associates	**6,621**	**8,308**	**(20.3)**	**19,773**	**18,054**	**9.5**
Dona Francisca Energética S.A.	1,555	2,249	(30.9)	4,914	6,686	(26.5)
Foz do Chopim Energética Ltda.	5,065	6,059	(16.4)	14,860	11,371	30.7
Others [1]	(2)	-	-	(2)	(3)	-
TOTAL	**8,910**	**126,165**	**(92.9)**	**330,115**	**278,966**	**18.3**

[1] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

R$'000

Associates (Equitiy in earnings of investees)	Dona Francisca	Foz do Chopim
Total assets	176,719	50,036
Shareholder's equity[1]	118,838	46,451
Net operating revenue	49,961	57,791
Net Income	21,339	41,545
Participation in the enterprise - %	23	36
Investment book value	27,366	16,616

R$'000

Joint ventures (Equitiy in earnings of investees)	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	235,126	324,212	593,231	2,928,604	1,643,579	1,928,232	3,345,626	1,788,669
Shareholder's equity[1]	232,727	253,500	396,827	1,898,671	937,379	1,012,169	1,377,442	957,405
Net operating revenue	-	52,326	86,764	(233,666)	(103,602)	168,267	367,700	136,195
Net Income	(503)	35,179	56,902	243,961	105,510	85,952	81,127	64,895

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)

Income Statement	3Q22	3Q21	Δ%
OPERATING REVENUES	**1,130,149**	**2,176,645**	**(48.1)**
Electricity sales to final customers	3	58,016	(100.0)
Electricity sales to distributors	978,926	1,708,788	(42.7)
Use of the main transmission grid	105,436	317,996	(66.8)
Construction revenue	33,573	82,638	(59.4)
Other operating revenues	12,211	9,208	32.6
OPERATING COSTS AND EXPENSES	**(798,159)**	**(132,003)**	**504.7**
Electricity purchased for resale	(170,360)	(592,382)	(71.2)
Charges of main distribution and transmission grid	(149,740)	(130,220)	15.0
Personnel and management	(79,496)	(98,930)	(19.6)
Pension and healthcare plans	(19,604)	(17,496)	12.0
Materials and supplies	(4,749)	(3,101)	53.1
Materials and supplies for power eletricity	(22,958)	(559,073)	(95.9)
Third-party services	(65,850)	(53,375)	23.4
Depreciation and amortization	(188,956)	(138,760)	36.2
Provisions and reversals	(7,948)	(13,860)	(42.7)
Construction cost	(27,211)	(48,947)	(44.4)
Other cost and expenses	(61,287)	1,524,141	-
EQUITY IN EARNINGS OF SUBSIDIARIES	**3,365**	**120,697**	**(97.2)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**335,355**	**2,165,339**	**(84.5)**
FINANCIAL RESULTS	**(125,050)**	**(117,160)**	**6.7**
Financial income	61,579	31,192	97.4
Financial expenses	(186,629)	(148,352)	25.8
OPERATIONAL EXPENSES/ INCOME	**210,305**	**2,048,179**	**(89.7)**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(79,073)**	**(637,049)**	**(87.6)**
Income tax and social contribution on profit	(109,741)	(61,096)	79.6
Deferred income tax and social contribution on profit	30,668	(575,953)	-
NET INCOME (LOSS)	**131,232**	**1,411,130**	**(90.7)**
EBITDA	**524,311**	**2,304,099**	**(77.2)**

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS

Income Statement	3Q22	3Q21	Δ%	9M22
OPERATING REVENUES	**3,567,903**	**4,375,782**	**(18.5)**	**10,315,857**
Electricity sales to final customers	1,171,736	1,373,953	(14.7)	4,027,924
Electricity sales to distributors	86,385	382,520	(77.4)	203,456
Use of the main distribution grid	1,164,444	1,206,570	(3.5)	3,065,949
Construction revenue	530,166	426,694	24.0	1,493,455
Fair value of assets from the indemnity for the concession	(13,918)	27,271	-	45,045
Sectorial assets and liabilities result	530,549	885,127	(40.1)	1,209,056
Other operating revenues	98,542	73,647	33.8	270,972
OPERATING COSTS AND EXPENSES	**(3,186,498)**	**(4,025,987)**	**(20.9)**	**(10,153,662)**
Electricity purchased for resale	(1,566,281)	(2,621,282)	(40.2)	(4,433,361)
Charges of main transmission grid	(546,033)	(441,930)	23.6	(1,734,129)
Personnel and management	(144,742)	(194,233)	(25.5)	(445,379)
Pension and healthcare plans	(41,920)	(38,948)	7.6	(127,278)
Materials and supplies	(15,472)	(13,818)	12.0	(50,059)
Third-party services	(123,901)	(114,746)	8.0	(362,281)
Depreciation and amortization	(115,108)	(104,025)	10.7	(334,669)
Provisions and reversals	(46,559)	(72,093)	(35.4)	(1,022,269)
Construction cost	(530,166)	(426,694)	24.2	(1,493,455)
Other cost and expenses	(56,316)	1,782	-	(150,784)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**381,405**	**349,795**	**9.0**	**162,195**
FINANCIAL RESULTS	**(88,344)**	**(17,672)**	399.9	**(1,107,205)**
Financial income	145,337	113,696	27.8	455,471
Financial expenses	(233,681)	(131,368)	77.9	(1,562,676)
OPERATIONAL EXPENSES/ INCOME	**293,061**	**332,123**	**(11.8)**	**(945,010)**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(67,367)**	**(93,427)**	**(27.9)**	**390,968**
Income tax and social contribution on profit	(38,356)	(100,693)	(61.9)	(172,385)
Deferred income tax and social contribution on profit	(29,011)	7,266	-	563,353
NET INCOME (LOSS)	**225,694**	**238,696**	**(5.4)**	**(554,041)**
EBITDA	**496,513**	**453,820**	**9.4**	**496,864**

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)

R$'000

Income Statement	3Q22	3Q21	Δ%	9M22	9M21	Δ%
OPERATING REVENUES	**1,310,911**	**1,403,073**	**(6.6)**	**3,659,026**	**3,284,977**	**11.4**
Electricity sales to final customers	578,946	450,860	28.4	1,720,801	1,273,723	35.1
Electricity sales to distributors	730,155	970,038	(24.7)	1,932,347	2,008,701	(3.8)
Other operating revenues	1,810	(17,825)	-	5,877	2,553	130.2
OPERATING COSTS AND EXPENSES	**(1,276,146)**	**(1,393,411)**	**(8.4)**	**(3,597,349)**	**(3,214,792)**	**11.9**
Electricity purchased for resale	(1,270,610)	(1,387,747)	(8.4)	(3,579,136)	(3,197,593)	11.9
Personnel and management	(3,012)	(3,660)	(17.7)	(9,240)	(10,927)	(15.4)
Pension and healthcare plans	(430)	(383)	12.3	(1,329)	(1,150)	15.6
Materials and supplies	(13)	(5)	187.7	(37)	(15)	151.5
Third-party services	(501)	(572)	(12.5)	(2,186)	(2,269)	(3.7)
Depreciation and amortization	(91)	(75)	22.2	(255)	(158)	61.6
Provisions and reversals	(178)	(66)	170.4	(1,504)	(390)	285.5
Other cost and expenses	(1,311)	(904)	44.9	(3,663)	(2,291)	59.9
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-	-	-	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**34,765**	**9,662**	**259.8**	**61,676**	**70,185**	**(12.1)**
FINANCIAL RESULTS	**9,253**	**2,586**	**257.7**	**23,256**	**10,083**	**130.6**
Financial income	9,206	2,701	240.9	23,492	10,224	129.8
Financial expenses	47	(114)	-	(236)	(140)	68.1
OPERATIONAL EXPENSES/ INCOME	**44,018**	**12,248**	**259.4**	**84,933**	**80,268**	**5.8**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(12,595)**	**(4,182)**	**201.2**	**(26,430)**	**(27,327)**	**(3.3)**
Income tax and social contribution on profit	(5,693)	(7,394)	(23.0)	(18,867)	(18,466)	-
Deferred income tax and social contribution on profit	(6,902)	3,212	-	(7,563)	(8,861)	(14.7)
NET INCOME (LOSS)	**31,423**	**8,066**	**289.6**	**58,503**	**52,941**	**10.5**
EBITDA	**34,857**	**9,737**	**258.0**	**61,931**	**70,343**	**(12.0)**

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY

R$'000

Income Statement 3Q22	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão														
NET OPERATING INCOME	**639,868**	**146,049**	**3,567,904**	**-**	**345,970**	**42,635**	**443**	**-**	**158,275**	**192,910**	**8,244**	**5,420**	**1,310,911**	**-**	**(963,907)**	**5,454,722**
Electricity sales to final customers	3	-	1,171,736	-	-	-	-	-	-	-	-	-	578,946	-	(609)	1,750,076
Electricity sales to distributors	622,731	-	86,385	-	-	42,635	443	-	156,718	192,905	8,244	-	730,155	-	(843,208)	997,008
Use of the main distribution and transmission grid (TUSD/ TUST)	-	103,344	1,164,444	-	-	-	-	-	-	-	-	4,608	-	-	(100,430)	1,171,966
Construction revenue	-	32,769	530,166	-	2,723	-	-	-	-	-	-	806	-	-	-	566,464
Fair value of assets from the indemnity for the concession	-	-	(13,918)	-	(5,512)	-	-	-	-	-	-	-	-	-	-	(19,430)
Telecommunications	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Distribution of piped gas	-	-	-	-	348,721	-	-	-	-	-	-	-	-	-	(134)	348,587
Sectoral assets and liabilities result	-	-	530,549	-	-	-	-	-	-	-	-	-	-	-	-	530,549
Other operating revenues	17,134	9,936	98,542	-	38	-	-	-	1,557	5	-	6	1,810	-	(19,526)	109,502
OPERATING COSTS AND EXPENSES	**(461,284)**	**(83,851)**	**(3,186,499)**	**-**	**(296,964)**	**(21,271)**	**(54,061)**	**(1,477)**	**(97,728)**	**(111,808)**	**(5,034)**	**(2,933)**	**(1,276,146)**	**(25,065)**	**952,836**	**(4,671,285)**
Energy purchased for resale	(152,691)	-	(1,566,281)	-	-	(21)	-	-	(3,216)	(15,856)	(701)	-	(1,270,610)	-	843,160	(2,166,216)
Charges of the main distribution and transmission grid	(90,953)	-	(546,033)	-	-	(4,526)	(8,709)	-	(13,190)	(39,220)	(322)	-	-	-	99,406	(603,547)
Personnel and management	(43,185)	(30,316)	(144,742)	-	(12,517)	(1,196)	(1,437)	294	(3,384)	(656)	(307)	(215)	(3,012)	(9,624)	-	(250,297)
Private pension and health plans	(11,164)	(7,751)	(41,920)	-	(1,466)	(58)	(152)	(821)	(406)	(81)	(22)	(26)	(430)	(1,456)	-	(65,753)
Materials	(2,639)	(1,542)	(15,472)	-	(33)	32	(164)	(2)	(156)	(216)	-	(28)	(13)	(102)	-	(20,335)
Raw material and supplies - energy production	-	-	-	-	-	-	(22,959)	-	-	-	-	-	-	-	122	(22,837)
Natural gas and supplies for gas business	-	-	-	-	(263,510)	-	-	-	-	-	-	-	-	-	-	(263,510)
Third-party services	(25,293)	(11,018)	(123,901)	-	(3,718)	(6,171)	(11,060)	(553)	(21,264)	(11,437)	(640)	(1,567)	(501)	(10,540)	21,314	(206,349)
Depreciation and amortization	(93,416)	(3,964)	(115,108)	-	(10,591)	(6,571)	(5,930)	(549)	(48,238)	(31,901)	(2,799)	(8)	(91)	(642)	(2,705)	(322,513)
Provisions and reversals	(8,949)	1,034	(46,559)	-	81	-	-	186	(44)	(1)	-	12	(178)	7,460	(8,547)	(55,505)
Construction cost	-	(26,407)	(530,166)	-	(2,723)	-	-	-	-	-	-	(806)	-	-	-	(560,102)
Other operating costs and expenses	(32,994)	(3,887)	(56,317)	-	(2,487)	(2,760)	(3,650)	(32)	(7,830)	(12,440)	(243)	(295)	(1,311)	(10,161)	86	(134,321)
PROVISION FOR ALLOCATION OF PIS AND COFINS	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
EQUITY IN EARNINGS OF SUBSIDIARIES	**70,286**	**1,058**	**-**	**-**	**-**	**-**	**-**	**-**	**3,174**	**-**	**-**	**-**	**-**	**424,182**	**(489,790)**	**8,910**
EARNINGS BEFORE INCOME TAXES	**248,870**	**63,256**	**381,405**	**-**	**49,006**	**21,364**	**(53,618)**	**(1,477)**	**63,721**	**81,102**	**3,210**	**2,487**	**34,765**	**399,117**	**(500,861)**	**792,347**
FINANCIAL RESULTS	**(78,080)**	**(46,442)**	**(88,344)**	**-**	**9,440**	**(2,846)**	**2,998**	**50**	**(34,077)**	**3,786**	**464**	**902**	**9,253**	**(6,546)**	**25,398**	**(204,044)**
Financial income	21,705	9,227	145,337	-	15,895	5,388	5,010	366	30,199	3,913	464	1,672	9,206	11,802	(10,986)	249,198
Financial expenses	(99,785)	(55,669)	(233,681)	-	(6,455)	(8,234)	(2,012)	(316)	(64,276)	(127)	-	(770)	47	(18,348)	36,384	(453,242)
Update of provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL EXPENSES / INCOME	**170,790**	**16,814**	**293,061**	**-**	**58,446**	**18,518**	**(50,620)**	**(1,427)**	**29,644**	**84,888**	**3,674**	**3,389**	**44,018**	**392,571**	**(475,463)**	**588,303**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(41,065)**	**4,480**	**(67,367)**	**-**	**(14,907)**	**(6,308)**	**-**	**-**	**(14,753)**	**(29,097)**	**(416)**	**(748)**	**(12,595)**	**(29,660)**	**2,524**	**(209,912)**
NET INCOME FROM CONTINUED OPERATIONS	**129,725**	**21,294**	**225,694**	**-**	**43,539**	**12,210**	**(50,620)**	**(1,427)**	**14,891**	**55,791**	**3,258**	**2,641**	**31,423**	**362,911**	**(472,939)**	**378,391**
NET INCOME	**129,725**	**21,294**	**225,694**	**-**	**43,539**	**12,210**	**(50,620)**	**(1,427)**	**14,891**	**55,791**	**3,258**	**2,641**	**31,423**	**362,911**	**(472,939)**	**378,391**
Attributed to controlling shareholders - continued operations	129,725	21,294	225,694	-	22,205	8,547	(41,103)	(1,427)	14,891	55,791	3,258	2,641	31,423	362,911	(472,939)	362,912
Attributed to non-controlling interest	-	-	-	-	21,334	3,663	(9,517)	-	-	-	-	-	-	-	-	15,479
EBITDA continued operations	**342,286**	**67,220**	**496,513**	**-**	**59,597**	**27,935**	**(47,688)**	**(928)**	**111,959**	**113,003**	**6,009**	**2,495**	**34,856**	**399,759**	**(498,156)**	**1,114,860**

R$'000

Income Statement 3Q21	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão														
NET OPERATING INCOME	**784,605**	**384,883**	**4,375,782**	**33,278**	**211,062**	**41,277**	**695,326**	**16,238**	**116,941**	**182,262**	**7,566**	**24,680**	**1,403,073**	**-**	**(1,299,189)**	**6,977,784**
Electricity sales to final customers	57,602	-	1,373,953	-	-	-	-	-	-	402	-	-	450,860	-	751	1,882,066
Electricity sales to distributors	708,233	-	382,520	-	-	41,277	695,326	-	116,941	181,849	7,566	-	970,038	-	1,144,768	1,958,982
Use of the main distribution and transmission grid (TUSD/ TUST)	-	296,287	1,206,570	-	-	-	-	-	-	-	-	24,518	-	-	91,014	1,436,361
Construction revenue	-	82,482	426,694	-	2,979	-	-	-	-	-	-	156	-	-	-	512,311
Fair value of assets from the indemnity for the concession	-	-	27,271	-	1,598	-	-	-	-	-	-	-	-	-	-	28,869
Telecommunications	-	-	-	32,861	-	-	-	-	-	-	-	-	-	-	32,861	-
Distribution of piped gas	-	-	-	-	206,382	-	-	-	-	-	-	-	-	-	8,095	198,287
Sectoral assets and liabilities result	-	-	885,127	-	-	-	-	-	-	-	-	-	-	-	-	885,127
Other operating revenues	18,770	6,114	73,647	417	103	-	-	16,238	-	11	-	6	17,825	-	21,700	75,781
OPERATING COSTS AND EXPENSES	**495,236**	**(114,964)**	**(4,025,989)**	**(50,530)**	**(185,090)**	**(32,290)**	**(582,273)**	**(12,845)**	**(69,665)**	**134,682**	**(12,581)**	**(2,241)**	**(1,393,413)**	**(58,161)**	**1,312,267**	**(4,597,857)**
Energy purchased for resale	(419,736)	-	(2,621,282)	-	-	(21,388)	-	-	(201)	(165,070)	(8,502)	-	(1,387,747)	-	1,144,756	(3,479,170)
Charges of the main distribution and transmission grid	(81,533)	-	(441,930)	-	-	(6,722)	(7,856)	-	(7,662)	(35,537)	(286)	-	-	-	90,691	(490,835)
Personnel and management	(56,451)	(37,303)	(194,233)	(5,475)	(7,639)	(1,112)	(1,278)	(10,149)	(3,186)	(349)	(180)	(182)	(3,660)	(31,954)	-	(353,151)
Private pension and health plans	(10,375)	(6,752)	(38,948)	(880)	(1,232)	(58)	(143)	(1,585)	(189)	(22)	(3)	(12)	(383)	(1,069)	-	(61,651)
Materials	(1,660)	(1,237)	(13,818)	691	(602)	(95)	(13)	(13)	(38)	(141)	(2)	(10)	(5)	(101)	(692)	(17,736)
Raw material and supplies - energy production	-	-	-	-	-	-	(559,073)	-	-	-	-	-	-	-	7,346	(551,727)
Natural gas and supplies for gas business	-	-	-	-	(141,705)	-	-	-	-	-	-	-	-	-	-	(141,705)
Third-party services	(23,640)	(8,708)	(114,746)	(5,234)	(3,034)	(4,574)	(7,192)	(617)	(18,202)	(9,246)	(478)	(1,592)	(572)	(3,408)	27,731	(173,512)
Depreciation and amortization	(76,906)	(2,720)	(104,025)	(10,486)	(11,355)	(6,968)	(6,035)	(531)	(40,293)	(9,705)	(3,094)	(8)	(75)	(592)	10,487	(262,306)
Provisions and reversals	(8,275)	(5,706)	(72,094)	(3,167)	(15,372)	-	(115)	(4)	224	-	-	12	(66)	(6,938)	5,610	(105,891)
Construction cost	-	(48,791)	(426,694)	-	(2,979)	-	-	-	-	-	-	(156)	-	-	-	(478,620)
Other operating costs and expenses	1,173,812	(3,747)	1,781	(25,979)	(1,172)	8,627	(568)	54	(118)	354,752	(36)	(293)	(905)	(14,099)	26,338	1,518,447
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	**277,157**	**136,276**	**-**	**-**	**-**	**-**	**-**	**-**	**21,275**	**-**	**-**	**-**	**-**	**1,652,193**	**(1,960,739)**	**126,162**
EARNINGS BEFORE INCOME TAXES	**1,556,998**	**406,195**	**349,793**	**(17,252)**	**25,972**	**8,987**	**113,053**	**3,393**	**68,551**	**316,944**	**(5,015)**	**22,439**	**9,660**	**1,594,032**	**(1,947,661)**	**2,506,089**
FINANCIAL RESULTS	**(56,987)**	**(36,856)**	**(17,672)**	**(3,965)**	**4,056**	**(19,246)**	**2,047**	**66**	**(28,577)**	**3,326**	**22**	**(135)**	**2,587**	**36,897**	**3,965**	**(110,472)**
Financial income	15,600	6,151	113,696	2,986	5,785	2,177	2,182	237	9,196	3,429	23	579	2,701	56,070	(8,953)	211,859
Financial expenses	(72,587)	(43,007)	(131,368)	(6,951)	(1,729)	(21,423)	(135)	(171)	(37,773)	(103)	(1)	(714)	(114)	(19,173)	12,918	(322,331)
Update of provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL EXPENSES / INCOME	**1,500,011**	**369,339**	**332,121**	**(21,217)**	**30,028**	**(10,259)**	**115,100**	**3,459**	**39,974**	**320,270**	**(4,993)**	**22,304**	**12,247**	**1,630,929**	**(1,943,696)**	**2,395,617**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(412,446)**	**(80,062)**	**(93,427)**	**(611)**	**(13,581)**	**6,770**	**(27,406)**	**(2,330)**	**(7,159)**	**(108,886)**	**(243)**	**(784)**	**(4,182)**	**92,655**	**2,711**	**(648,981)**
NET INCOME FROM CONTINUED OPERATIONS	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,723,584**	**(1,940,985)**	**1,746,636**
NET INCOME FROM DISCONTINUED OPERATIONS	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,105,518**	**443**	**1,105,961**
NET INCOME	**1,087,565**	**289,277**	**238,694**	**(21,828)**	**16,447**	**(3,489)**	**87,694**	**1,129**	**32,815**	**211,384**	**(5,236)**	**21,520**	**8,065**	**2,829,102**	**(1,940,542)**	**2,852,597**
Attributed to controlling shareholders - continued operations	1,087,565	289,277	238,694	(21,828)	8,388	(2,442)	71,208	1,129	32,815	211,384	(5,236)	21,520	8,065	1,723,584	(1,940,542)	1,723,584
Attributed to controlling shareholders - descontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	1,105,518	-	1,105,518
Attributed to non-controlling interest	-	-	-	-	8,059	(1,047)	16,486	-	-	-	-	-	-	-	-	23,496
EBITDA continued operations	**1,633,904**	**408,915**	**453,818**	**(6,766)**	**37,327**	**15,955**	**119,088**	**3,924**	**108,844**	**326,649**	**(1,921)**	**22,447**	**9,735**	**1,594,624**	**(1,958,148)**	**2,768,395**

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT BY COMPANY ACCUMULATED

R$'000

Income Statement 9M22	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão														
NET OPERATING INCOME	**1,871,448**	**794,907**	**10,315,857**	**-**	**935,162**	**150,033**	**98,475**	**8,014**	**435,576**	**557,175**	**22,527**	**87,341**	**3,659,025**	**-**	**(2,634,503)**	**16,301,037**
Electricity sales to final customers	103	-	4,027,924	-	-	-	-	-	-	-	-	-	1,720,801	-	(1,891)	5,746,937
Electricity sales to distributors	1,816,398	-	203,456	-	-	150,033	98,475	-	431,955	557,158	22,527	-	1,932,347	-	(2,280,962)	2,931,387
Use of the main distribution and transmission grid (TUSD/ TUST)	-	674,091	3,065,949	-	-	-	-	-	-	-	-	86,189	-	-	(293,824)	3,532,405
Construction revenue	-	97,206	1,493,455	-	9,039	-	-	-	-	-	-	1,133	-	-	-	1,600,833
Fair value of assets from the indemnity for the concession	-	-	45,045	-	12,831	-	-	-	-	-	-	-	-	-	-	57,876
Telecommunications	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Distribution of piped gas	-	-	-	-	913,190	-	-	-	-	-	-	-	-	-	(3,161)	910,029
Sectoral assets and liabilities result	-	-	1,209,056	-	-	-	-	-	-	-	-	-	-	-	-	1,209,056
Other operating revenues	54,947	23,610	270,972	-	102	-	-	8,014	3,621	17	-	19	5,877	-	(54,665)	312,514
OPERATING COSTS AND EXPENSES	**(1,160,059)**	**(245,562)**	**(10,153,660)**	**-**	**(798,976)**	**(63,616)**	**(196,305)**	**(10,055)**	**(287,754)**	**(298,997)**	**(14,534)**	**(6,944)**	**(3,597,348)**	**(89,402)**	**2,642,799**	**(14,280,413)**
Energy purchased for resale	(248,206)	-	(4,433,361)	-	-	(124)	-	-	(13,881)	(28,941)	(1,442)	-	(3,579,136)	-	2,280,968	(6,024,123)
Charges of the main distribution and transmission grid	(253,494)	-	(1,734,129)	-	-	(17,681)	(24,423)	-	(35,243)	(109,398)	(966)	-	-	-	293,374	(1,881,960)
Personnel and management	(133,083)	(92,467)	(445,379)	-	(32,245)	(3,593)	(5,074)	(3,387)	(9,637)	(1,961)	(904)	(634)	(9,240)	(27,894)	-	(765,498)
Private pension and health plans	(34,663)	(23,290)	(127,278)	-	(4,170)	(173)	(456)	(2,924)	(1,034)	(214)	(54)	(69)	(1,329)	(4,683)	-	(200,337)
Materials	(7,908)	(4,048)	(50,059)	-	(1,084)	(577)	(256)	(50)	(392)	(543)	-	(31)	(37)	(539)	-	(65,523)
Raw material and supplies - energy production	-	-	-	-	-	-	(112,718)	-	-	-	-	-	-	-	2,951	(109,767)
Natural gas and supplies for gas business	-	-	-	-	(701,924)	-	-	-	-	-	-	-	-	-	-	(701,924)
Third-party services	(66,554)	(27,613)	(362,280)	-	(10,408)	(11,947)	(25,776)	(2,055)	(58,515)	(27,735)	(1,921)	(4,479)	(2,186)	(29,454)	59,979	(570,944)
Depreciation and amortization	(280,255)	(10,302)	(334,669)	-	(31,717)	(22,730)	(17,780)	(1,540)	(144,733)	(102,535)	(8,364)	(23)	(255)	(1,872)	(7,604)	(964,379)
Provisions and reversals	(23,578)	-	(211,707)	-	(2,020)	-	(2,761)	(4)	(258)	(6)	-	(28)	(1,504)	(4,845)	15,366	(231,345)
Construction cost	-	(78,719)	(1,493,455)	-	(9,039)	-	-	-	-	-	-	(1,133)	-	-	-	(1,582,346)
Other operating costs and expenses	(112,318)	(9,123)	(150,780)	-	(6,369)	(6,791)	(7,061)	(95)	(24,061)	(27,664)	(883)	(547)	(3,661)	(20,115)	(2,235)	(371,704)
PROVISION FOR ALLOCATION OF PIS AND COFINS	**-**	**-**	**(810,563)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(810,563)**
EQUITY IN EARNINGS OF SUBSIDIARIES	**174,676**	**392,707**	**-**	**-**	**-**	**-**	**-**	**-**	**20,594**	**-**	**-**	**-**	**-**	**681,243**	**(939,105)**	**330,115**
EARNINGS BEFORE INCOME TAXES	**886,065**	**942,052**	**162,197**	**-**	**136,186**	**86,417**	**(97,830)**	**(2,041)**	**168,416**	**258,178**	**7,993**	**80,397**	**61,677**	**591,841**	**(930,809)**	**2,350,739**
FINANCIAL RESULTS	**(254,333)**	**(162,156)**	**(1,107,205)**	**-**	**19,820**	**(106,735)**	**10,246**	**528**	**(105,416)**	**17,568**	**831**	**2,525**	**23,256**	**(60,399)**	**25,398**	**(1,696,072)**
Financial income	81,548	39,880	455,471	-	39,543	13,187	16,840	1,483	77,684	17,961	831	4,818	23,492	48,925	(41,675)	779,988
Financial expenses	(335,881)	(202,036)	(551,306)	-	(19,723)	(119,922)	(6,594)	(955)	(183,100)	(393)	-	(2,293)	(236)	(109,324)	67,073	(1,464,690)
Update of provision for allocation of Pis and Cofins credits			(1,011,370)													(1,011,370)
OPERATIONAL EXPENSES / INCOME	**631,732**	**779,896**	**(945,008)**	**-**	**156,006**	**(20,318)**	**(87,584)**	**(1,513)**	**63,000**	**275,746**	**8,824**	**82,922**	**84,933**	**531,442**	**(905,411)**	**654,667**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(159,683)**	**(119,088)**	**390,967**	**-**	**(42,249)**	**6,931**	**(940)**	**-**	**(38,665)**	**(93,977)**	**(985)**	**(4,389)**	**(26,430)**	**(40,712)**	**364**	**(128,856)**
NET INCOME FROM CONTINUED OPERATIONS	**472,049**	**660,808**	**(554,041)**	**-**	**113,757**	**(13,387)**	**(88,524)**	**(1,513)**	**24,335**	**181,769**	**7,839**	**78,533**	**58,503**	**490,730**	**(905,047)**	**525,811**
NET INCOME	**472,049**	**660,808**	**(554,041)**	**-**	**113,757**	**(13,387)**	**(88,524)**	**(1,513)**	**24,335**	**181,769**	**7,839**	**78,533**	**58,503**	**490,730**	**(905,047)**	**525,811**
Attributed to controlling shareholders - continued operations	472,049	660,808	(554,041)	-	58,016	(9,371)	(71,881)	(1,513)	24,335	181,769	7,839	78,533	58,503	490,730	(905,047)	490,730
Attributed to non-controlling interest	-	-	-	-	55,741	(4,016)	(16,643)	-	-	-	-	-	-	-	-	35,081
EBITDA continued operations	**1,166,320**	**952,354**	**496,866**	**-**	**167,903**	**109,147**	**(80,050)**	**(501)**	**313,149**	**360,713**	**16,357**	**80,420**	**61,932**	**593,713**	**(923,205)**	**3,315,118**

R$'000

Income Statement 9M21	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão														
NET OPERATING INCOME	**1,949,048**	**1,103,170**	**10,786,833**	**243,611**	**562,747**	**128,956**	**1,494,686**	**8,014**	**365,599**	**528,112**	**8,633**	**75,907**	**3,284,977**	**-**	**(3,149,697)**	**17,390,596**
Electricity sales to final customers	153,196	-	3,909,784	-	-	-	-	-	-	-	-	-	1,273,723	-	(1,963)	5,334,816
Electricity sales to distributors	1,737,968		560,427	-	-	128,956	1,494,686	-	357,700	528,081	8,633	-	2,008,701	-	(2,507,062)	4,318,090
Use of the main distribution and transmission grid (TUSD/ TUST)	-	901,274	3,185,409	-	-	-	-	-	-	-	-	73,428	-	-	(295,527)	3,864,584
Construction revenue	-	183,053	1,188,952	-	8,648	-	-	-	-	-	-	2,464	-	-	-	1,383,117
Fair value of assets from the indemnity for the concession	-	-	68,830	-	28,758	-	-	-	-	-	-	-	-	-	-	97,588
Telecommunications	-	-	-	223,890	-	-	-	-	-	-	-	-	-	-	(223,890)	-
Distribution of piped gas	-	-	-	-	525,217	-	-	-	-	-	-	-	-	-	(21,264)	503,953
Sectoral assets and liabilities result	-	-	1,674,415	-	-	-	-	-	-	-	-	-	-	-	-	1,674,415
Other operating revenues	57,884	18,843	199,016	19,721	124	-	-	8,014	7,899	31	-	15	2,553	-	(99,991)	214,032
OPERATING COSTS AND EXPENSES	**(226,092)**	**(328,071)**	**(9,917,998)**	**(222,883)**	**(458,425)**	**(65,008)**	**(1,106,958)**	**(10,053)**	**(235,583)**	**(25,822)**	**(13,400)**	**(8,372)**	**(3,214,793)**	**(131,249)**	**3,107,003**	**(12,857,704)**
Energy purchased for resale	(621,096)	-	(5,588,253)	-	-	(21,388)	-	-	(7,094)	(205,921)	(8,502)	-	(3,197,593)	-	2,507,951	(7,141,896)
Charges of the main distribution and transmission grid	(224,491)	-	(1,531,254)	-	-	(14,740)	(21,741)	-	(21,268)	(102,689)	(286)	-	-	-	293,662	(1,622,807)
Personnel and management	(160,107)	(106,437)	(564,331)	(39,365)	(27,058)	(3,340)	(3,898)	(3,387)	(16,574)	(1,082)	(616)	(556)	(10,927)	(44,249)	-	(981,927)
Private pension and health plans	(31,176)	(20,602)	(116,336)	(6,289)	(3,703)	(162)	(439)	(2,924)	721	(69)	(11)	(35)	(1,150)	(2,471)	-	(184,646)
Materials	(6,039)	(2,976)	(38,463)	(965)	(939)	(237)	(25)	(50)	(572)	(400)	(2)	(42)	(15)	(285)	967	(50,043)
Raw material and supplies - energy production	-	-	-	-	-	-	(1,175,859)	-	-	-	-	-	-	-	19,409	(1,156,450)
Natural gas and supplies for gas business	-	-	-	-	(360,069)	-	-	-	-	-	-	-	-	-	-	(360,069)
Third-party services	(59,449)	(23,656)	(337,693)	(38,690)	(10,827)	(10,669)	(23,466)	(2,056)	(56,429)	(27,556)	(808)	(4,447)	(2,269)	(16,966)	119,071	(495,910)
Depreciation and amortization	(230,356)	(7,960)	(304,034)	(77,901)	(30,804)	(20,900)	(18,107)	(1,540)	(120,025)	(31,782)	(3,098)	(25)	(158)	(1,726)	74,619	(773,797)
Provisions and reversals	(19,648)	(6,999)	(187,467)	1,389	(13,331)	-	138,276	(3)	(1,866)	-	-	57	(390)	(37,926)	29,222	(98,686)
Construction cost	-	(151,109)	(1,188,952)	-	(8,648)	-	-	-	-	-	-	(2,464)	-	-	-	(1,351,173)
Other operating costs and expenses	1,126,270	(8,332)	(61,215)	(61,062)	(3,046)	6,428	(1,699)	(93)	(12,476)	343,677	(77)	(860)	(2,291)	(27,626)	62,102	1,359,700
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	**586,605**	**327,575**	**-**	**-**	**-**	**-**	**-**	**-**	**55,824**	**-**	**-**	**-**	**-**	**3,194,795**	**(3,885,833)**	**278,966**
EARNINGS BEFORE INCOME TAXES	**2,309,561**	**1,102,674**	**868,835**	**20,728**	**104,322**	**63,948**	**387,728**	**(2,039)**	**185,840**	**502,290**	**(4,767)**	**67,535**	**70,184**	**3,063,546**	**(3,928,527)**	**4,811,858**
FINANCIAL RESULTS	**(136,099)**	**(91,419)**	**85,520**	**(25,745)**	**5,653**	**(144,021)**	**3,395**	**528**	**(84,138)**	**6,447**	**101**	**(945)**	**10,084**	**224,707**	**25,748**	**(120,184)**
Financial income	35,733	9,797	341,876	19,183	11,796	9,196	5,297	1,483	22,517	6,794	103	1,219	10,224	273,847	(30,495)	718,570
Financial expenses	(171,832)	(101,216)	(256,356)	(44,928)	(6,143)	(153,217)	(1,902)	(955)	(106,655)	(347)	(2)	(2,164)	(140)	(49,140)	56,243	(838,754)
Update of provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL EXPENSES / INCOME	**2,173,462**	**1,011,255**	**954,355**	**(5,017)**	**109,975**	**(80,073)**	**391,123**	**(1,511)**	**101,702**	**508,737**	**(4,666)**	**66,590**	**80,268**	**3,288,253**	**(3,902,779)**	**4,691,674**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(533,416)**	**(229,816)**	**(310,585)**	**(6,284)**	**(41,392)**	**30,534**	**(25,414)**	**-**	**(20,350)**	**(174,214)**	**(292)**	**(2,462)**	**(27,327)**	**91,306**	**20,910**	**(1,228,802)**
NET INCOME FROM CONTINUED OPERATIONS	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**3,379,559**	**(3,881,869)**	**3,462,872**
NET INCOME FROM DISCONTINUED OPERATIONS	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,185,376**	**4,181**	**1,189,557**
NET INCOME	**1,640,046**	**781,439**	**643,770**	**(11,301)**	**68,583**	**(49,539)**	**365,709**	**(1,511)**	**81,352**	**334,523**	**(4,958)**	**64,128**	**52,941**	**4,564,935**	**(3,877,688)**	**4,652,429**
Attributed to controlling shareholders - continued operations	1,640,046	781,439	643,770	(11,301)	34,977	(34,677)	296,956	(1,511)	81,352	334,523	(4,958)	64,128	52,941	3,379,559	(3,877,688)	3,379,559
Attributed to controlling shareholders - descontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	1,185,376	-	1,185,376
Attributed to non-controlling interest	-	-	-	-	33,606	(14,862)	68,753	-	-	-	-	-	-	-	-	87,495
EBITDA continued operations	**909,643**	**1,110,634**	**1,172,869**	**98,629**	**135,126**	**84,848**	**405,835**	**(499)**	**305,865**	**534,072**	**(1,669)**	**67,560**	**70,342**	**3,065,272**	**(4,003,146)**	**5,585,655**

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY

R$'000

Assets - September-2022	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	**2,276,709**	**5,860,223**	-	**612,852**	**205,334**	**138,796**	**7,205**	**881,875**	**269,788**	**20,707**	**81,306**	**882,626**	**549,774**	**(1,123,785)**	**10,663,410**
Cash and cash equivalents	1,243,906	1,369,294	-	391,643	177,415	109,725	5,081	434,303	175,877	17,891	57,756	223,670	122,769	-	4,329,330
Bonds and securities	-	-	-	-	-	-	-	-	-	-	-	-	91	-	91
Collaterals and escrow accounts	-	1	-	53	-	-	-	-	-	-	-	-	-	-	54
Customers	385,862	2,547,137	-	139,474	20,869	350	-	84,952	88,807	2,457	7,420	470,355	-	(310,436)	3,437,247
Dividends receivable	79,666	-	-	-	-	-	-	36,301	-	-	-	-	388,284	(472,509)	31,742
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sectorial financial assets	-	13,828	-	-	-	-	-	-	-	-	-	-	-	-	13,828
Account receivable related to concession	9,090	-	-	-	-	-	-	-	-	-	-	-	-	-	9,090
Contract Assets	190,269	-	-	-	-	-	-	-	-	-	14,702	-	-	-	204,971
Other current receivables	166,721	420,619	-	23,742	1,566	87	2	18,288	3	-	97	179,778	1,473	(9,820)	802,556
Inventories	30,054	166,940	-	3,222	177	-	249	-	-	-	201	-	-	-	200,843
Income tax and social contribution	141,436	38,698	-	4,374	5,044	10,875	1,658	14,255	3,131	160	784	7,375	11,379	-	239,169
Other current recoverable taxes	10,739	1,257,717	-	49,700	-	17,729	215	284	1,127	15	-	366	-	-	1,337,892
Prepaid expenses	6,546	38,538	-	644	263	30	-	6,227	843	184	346	1,082	961	-	55,664
Related parties	12,420	7,451	-	-	-	-	-	287,265	-	-	-	-	24,817	(331,020)	933
Assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	**20,083,667**	**15,196,902**	-	**396,319**	**636,570**	**393,727**	**17,426**	**6,983,092**	**593,419**	**211,264**	**496,945**	**584,418**	**20,893,045**	**(27,296,058)**	**39,190,736**
Long Term Assets	**5,761,327**	**8,025,347**	-	**312,690**	**87,101**	**56,853**	**524**	**632,116**	**15,399**	**17**	**496,841**	**576,272**	**394,004**	**(364,761)**	**15,993,730**
Bonds and securities	120,095	881	-	-	-	-	-	279,714	14,366	-	3,887	1,646	-	-	420,589
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	-	26,899	-	26,899
Collaterals and escrow accounts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Customers	-	100,414	-	-	-	-	-	1,689	-	-	-	-	-	-	102,103
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Judicial deposits	84,729	394,192	-	71	74	8,697	524	48	-	-	-	14,073	137,391	-	639,799
Sectoral financial assets	-	41,485	-	-	-	-	-	-	-	-	-	-	-	-	41,485
Account receivable related to concession	818,539	1,348,274	-	255,416	-	-	-	-	-	-	-	-	-	-	2,422,229
Contract Assets	4,590,301	2,271,156	-	27,694	-	-	-	-	-	-	491,479	-	-	(8,363)	7,372,267
Other non-current receivables	62,939	12,574	-	29,482	2,507	-	-	1	351	-	1,475	560,528	19	-	669,876
Income tax and social contribution	486	19,447	-	-	1,301	-	-	-	-	-	-	-	25,000	-	46,234
Deferred income tax and social contribution	-	1,245,301	-	-	77,368	48,156	-	-	-	-	-	-	165,198	-	1,536,023
Other non-current recoverable taxes	84,238	2,591,623	-	-	-	-	-	117	682	17	-	25	39,497	-	2,716,199
Prepaid expenses	-	-	-	27	-	-	-	-	-	-	-	-	-	-	27
Related parties	-	-	-	-	5,851	-	-	350,547	-	-	-	-	-	(356,398)	-
Investments	**7,878,392**	**535**	-	-	-	-	-	**2,587,689**	-	-	-	-	**20,484,889**	**(27,659,161)**	**3,292,344**
Property, plant and equipment, net	**5,227,997**	-	-	-	**350,830**	**336,452**	**2,102**	**3,730,019**	**318,211**	**205,834**	**6**	**488**	**4,725**	-	**10,176,664**
Intangible assets	**1,151,555**	**7,030,319**	-	**68,282**	**198,589**	**60**	**1,414**	**10,666**	**259,809**	**5,413**	**98**	**5,745**	**4,702**	**727,864**	**9,464,516**
Right to use an asset	**64,396**	**140,701**	-	**15,347**	**50**	**362**	**13,386**	**22,602**	-	-	-	**1,913**	**4,725**	-	**263,482**
TOTAL	**22,360,376**	**21,057,125**		**1,009,171**	**841,904**	**532,523**	**24,631**	**7,864,967**	**863,207**	**231,971**	**578,251**	**1,467,044**	**21,442,819**	**(28,419,843)**	**49,854,146**

R$'000

Assets - December-2021	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	**2,143,149**	**6,448,051**	**-**	**355,500**	**166,890**	**515,430**	**31,595**	**817,202**	**304,190**	**7,656**	**67,649**	**755,227**	**2,195,398**	**(2,628,065)**	**11,189,872**
Cash and cash equivalents	1,122,475	393,317	-	210,641	148,031	298,572	21,470	387,854	68,033	5,459	47,465	143,476	626,052	-	3,472,845
Bonds and securities	-	-	-	-	-	14,571	-	-	-	-	-	1,459	91	-	16,121
Collaterals and escrow accounts	-	51	-	131	-	-	-	-	-	-	-	-	-	-	182
Customers	378,594	3,515,448	-	80,780	15,180	195,336	-	88,506	62,722	2,141	5,744	460,261	-	(371,519)	4,433,193
Dividends receivable	240,269	-	-	-	-	-	-	55,876	-	-	-	-	1,558,212	(1,786,195)	68,162
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sectorial financial assets	-	383,740	-	-	-	-	-	-	-	-	-	-	-	-	383,740
Account receivable related to concession	5,121	-	-	-	-	-	-	-	-	-	-	-	-	-	5,121
Contract Assets	135,723	-	-	-	-	-	-	-	-	-	12,765	-	-	-	148,488
Other current receivables	128,346	455,868	-	25,129	1	9	9,639	18,414	71	1	940	116,767	1,150	(6,519)	749,816
Inventories	26,195	169,756	-	1,297	90	-	240	0	-	-	201	-	-	-	197,779
Income tax and social contribution	62,789	29,523	-	4,569	3,354	6,555	127	5,453	2,299	10	407	32,835	3,991	-	151,912
Other current recoverable taxes	17,314	1,457,467	-	32,383	119	222	-	159	818	10	-	372	-	-	1,508,864
Prepaid expenses	11,440	37,156	-	570	115	165	119	3,302	35	35	127	57	528	-	53,649
Related parties	14,883	5,725	-	-	-	-	-	267,638	170,212	-	-	-	5,374	(463,832)	-
Assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	**19,978,375**	**14,356,650**	**-**	**472,401**	**646,780**	**260,771**	**15,827**	**6,704,816**	**691,680**	**220,476**	**455,470**	**763,790**	**21,699,105**	**(27,918,477)**	**38,347,663**
Long Term Assets	**5,740,657**	**7,664,328**	**-**	**362,649**	**80,171**	**53,732**	**428**	**447,458**	**12,267**	**22**	**455,341**	**757,873**	**543,877**	**(375,480)**	**15,743,322**
Bonds and securities	95,528	822	-	8,332	-	-	-	225,260	11,404	-	3,591	-	-	-	344,937
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	-	19,985	-	19,985
Collaterals and escrow accounts	-	142,764	-	-	-	-	-	-	-	-	-	-	-	-	142,764
Customers	-	70,317	-	-	-	-	-	11,916	-	-	-	-	-	-	82,233
CRC transferred to the State of Paraná	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Judicial deposits	78,198	361,195	-	71	74	5,576	428	43	-	-	23	14,004	131,519	-	591,131
Sectorial financial assets	-	383,740	-	-	-	-	-	-	-	-	-	-	-	-	383,740
Account receivable related to concession	827,950	1,200,708	-	233,026	-	-	-	-	-	-	-	-	-	-	2,261,684
Contract Assets	4,469,267	1,798,195	-	29,815	-	-	-	-	-	-	451,187	-	-	(8,904)	6,739,560
Other non-current receivables	90,722	22,742	-	48,568	2,508	-	-	-	-	-	539	743,869	7,658	-	916,606
Income tax and social contribution	103,837	18,712	-	-	1,301	-	-	-	-	-	-	-	30,000	-	153,850
Deferred income tax and social contribution	-	679,182	-	-	70,437	48,156	-	-	-	-	-	-	165,484	-	963,259
Other non-current recoverable taxes	75,155	2,985,951	-	42,810	-	-	-	86	863	22	-	-	38,659	-	3,143,546
Prepaid expenses	-	-	-	27	-	-	-	-	-	-	-	-	-	-	27
Related parties	-	-	-	-	5,851	-	-	210,153	-	-	-	-	150,572	(366,576)	-
Investments	**7,588,590**	**540**	**-**	**-**	**-**	**-**	**-**	**2,566,095**	**-**	**-**	**-**	**-**	**21,144,478**	**(28,257,569)**	**3,042,134**
Property, plant and equipment, net	**5,364,435**	**-**	**-**	**-**	**359,431**	**206,507**	**2,415**	**3,657,676**	**332,980**	**214,720**	**10**	**305**	**4,112**	**-**	**10,142,591**
Intangible assets	**1,229,006**	**6,596,184**	**-**	**96,145**	**207,056**	**79**	**1,757**	**10,964**	**346,433**	**5,734**	**119**	**4,038**	**3,473**	**714,572**	**9,215,560**
Right to use an asset	**55,687**	**95,598**	**-**	**13,607**	**122**	**453**	**11,227**	**22,623**	**-**	**-**	**-**	**1,574**	**3,165**	**-**	**204,056**
TOTAL	**22,121,524**	**20,804,701**	**-**	**827,901**	**813,670**	**776,201**	**47,422**	**7,522,018**	**995,870**	**228,132**	**523,119**	**1,519,017**	**23,894,503**	**(30,546,542)**	**49,537,535**

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY

R$'000

Liabilities - September-22	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	**2,495,716**	**3,772,874**	**-**	**316,649**	**112,319**	**62,209**	**1,325**	**412,241**	**150,392**	**495**	**12,739**	**666,892**	**36,097**	**(1,123,671)**	**6,916,277**
Social charges and accruals	84,283	167,092	-	13,104	568	790	-	40	-	18	2	2,669	8,152	-	276,718
Associated companies and parent company	283,716	7,501	-	-	-	-	-	36,729	737	195	242	319	1,541	(330,980)	-
Suppliers	345,181	1,364,076	-	111,253	3,325	23,077	544	39,467	30,669	(233)	988	470,293	7,523	(320,182)	2,075,981
Income Tax and Social Contribution payable	4,878	-	-	11,250	-	-	-	12,885	101,856	266	558	-	7,933	-	139,626
Other taxes	9,290	152,899	-	16,070	1,378	1,343	18	7,109	5,631	249	254	18,651	295	-	213,187
Loans and financing	137,880	6,215	-	-	-	-	-	88,050	-	-	7,917	-	-	-	240,062
Debentures	1,275,548	894,819	-	-	-	-	-	56,276	-	-	-	-	-	-	2,226,643
Dividends payable	192,707	98,600	-	159,731	-	36,973	-	61,343	-	-	2,424	5,950	9,428	(472,509)	94,647
Post employment benefits	18,800	52,037	-	-	-	-	-	-	-	-	-	83	255	-	71,175
Customer charges due	10,298	29,032	-	-	-	-	-	-	3,159	-	228	-	-	-	42,717
Research and development and energy efficiency	90,579	183,941	-	-	1,384	3	-	-	878	-	83	-	-	-	276,868
Payables related to concession	1,832	-	-	-	104,220	-	-	-	-	-	-	-	-	-	106,052
Sectorial financial liabilities	-	659,649	-	-	-	-	-	-	-	-	-	-	-	-	659,649
Other accounts payable	12,304	38,735	-	3,026	34	19	762	154	-	-	-	105	430	-	55,569
Other bills to pay	28,420	114,540	-	2,215	1,410	4	1	110,188	7,462	-	43	168,822	540	-	433,645
PIS and Cofins to be refunded to consumers	-	3,738	-	-	-	-	-	-	-	-	-	-	-	-	3,738
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	**6,930,002**	**10,739,367**	**-**	**96,856**	**783,917**	**18,261**	**13,680**	**2,364,270**	**87,320**	**2,935**	**53,833**	**369,830**	**437,003**	**(289,681)**	**21,607,593**
Associated companies and parent company	-	-	-	-	-	-	-	350,652	-	-	-	-	5,851	(356,503)	-
Suppliers	125,309	-	-	-	-	-	-	-	-	-	-	-	-	-	125,309
Deferred income tax and social contribution	1,161,880	-	-	27,312	-	-	-	7,276	82,866	251	17,220	84,144	-	92,877	1,473,826
Tax liabilities	54,333	570,399	-	-	-	6,186	524	-	-	-	-	425	3,610	-	635,477
Loans and financing	2,244,488	752,909	-	-	-	-	-	1,400,510	-	-	27,389	-	-	-	4,425,296
Debentures	2,294,857	3,627,034	-	-	-	-	-	522,932	-	-	-	-	-	-	6,444,823
Post-employment benefits	387,487	836,907	-	11,488	-	776	-	-	-	-	-	3,386	33,967	-	1,274,011
Research and development and energy efficiency	8,395	325,761	-	-	-	7,462	-	-	4,454	-	1,899	-	-	-	347,971
Payables related to the concession	61,081	-	-	-	783,917	-	-	-	-	-	-	-	-	-	844,998
Sectorial financial liabilities	-	47,812	-	-	-	-	-	-	-	-	-	-	-	-	47,812
Other payables	55,179	108,310	-	12,812	-	394	13,093	23,026	-	-	-	1,893	4,484	-	219,191
Tax, social security, labor and civil provisions	45,221	34,257	-	29,117	-	-	-	56,584	-	-	-	279,414	39,461	(38,032)	446,022
PIS/Cofins to be refunded to consumers	-	1,930,857	-	-	-	-	-	-	-	-	-	-	-	-	1,930,857
Provision for allocation of Pis and Cofins credits	-	1,835,971	-	-	-	-	-	-	-	-	-	-	-	-	1,835,971
Provisions for litigation	491,772	669,150	-	16,127	-	3,443	63	3,290	-	2,684	7,325	568	349,630	11,977	1,556,029
EQUITY	**12,934,658**	**6,544,884**	**-**	**595,666**	**(54,332)**	**452,053**	**9,626**	**5,088,456**	**625,495**	**228,541**	**511,679**	**430,322**	**20,969,719**	**(27,006,491)**	**21,330,276**
Attributable to controlling shareholders	**12,934,658**	**6,544,884**	**-**	**595,666**	**(54,332)**	**452,053**	**9,626**	**5,088,456**	**625,495**	**228,541**	**511,679**	**430,322**	**20,969,719**	**(27,367,048)**	**20,969,719**
Capital	6,242,757	5,359,206	-	220,966	35,503	425,662	15,085	4,868,543	409,509	223,913	239,000	237,210	10,800,000	(18,277,354)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	-	1,600	15,454	-	-	-	-	-	(17,054)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	533,293	(109,348)	-	(1,796)	256	240	3,540	-	-	-	-	(1,226)	408,448	(424,959)	408,448
Legal Reserves	792,277	306,744	-	44,193	-	7,520	-	29,037	34,217	-	20,318	17,375	1,457,087	(1,251,681)	1,457,087
Profit retention reserve	4,205,112	1,542,323	-	218,546	-	107,155	-	389,757	-	-	173,828	125,460	7,785,092	(6,762,181)	7,785,092
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated profit	1,161,219	(554,041)	-	113,757	(90,091)	(88,524)	(10,599)	(214,335)	181,769	4,628	78,533	51,503	519,092	(633,819)	519,092
Attributable to noncontrolling interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**360,557**	**360,557**
TOTAL	**22,360,376**	**21,057,125**	**-**	**1,009,171**	**841,904**	**532,523**	**24,631**	**7,864,967**	**863,207**	**231,971**	**578,251**	**1,467,044**	**21,442,819**	**(28,419,843)**	**49,854,146**

R$'000

Liabilities - December-21	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	**2,800,427**	**4,827,276**	**-**	**220,216**	**107,772**	**221,853**	**27,808**	**415,778**	**179,297**	**3,915**	**32,592**	**608,496**	**1,163,814**	**(2,629,251)**	**7,979,993**
Social charges and accruals	160,516	369,864	-	8,828	405	694	21,309	144	-	127	2	6,467	36,454	-	604,810
Associated companies and parent company	432,367	11,571	-	-	-	-	28	15,578	526	101	268	261	2,292	(462,992)	-
Suppliers	439,856	1,743,382	-	63,862	4,745	183,431	1,155	41,400	33,622	3,239	775	445,678	3,353	(378,763)	2,585,735
Income Tax and Social Contribution payable	-	-	-	1,216	-	-	348	11,564	48,339	251	415	-	1,813	-	63,946
Other taxes	36,322	334,738	-	11,995	3,493	878	1,038	5,569	2,533	146	203	9,062	34,956	-	440,933
Loans and financing	133,964	11,113	-	-	-	-	-	106,927	-	-	7,910	-	321,157	(1,301)	579,770
Debentures	808,303	783,245	-	-	-	-	-	51,221	-	-	-	-	501,716	-	2,144,485
Dividends payable	638,378	824,833	-	129,061	-	35,718	-	99,247	85,798	51	22,276	20,785	260,995	(1,786,195)	330,947
Post employment benefits	17,568	48,415	-	-	-	-	2,547	-	-	-	-	77	229	-	68,836
Customer charges due	16,578	176,798	-	-	-	-	-	-	4,726	-	284	-	-	-	198,386
Research and development and energy efficiency	61,190	228,457	-	-	975	1,009	-	-	795	-	69	-	-	-	292,495
Payables related to concession	7,207	-	-	-	97,756	-	-	-	-	-	-	-	-	-	104,963
Sectorial financial liabilities	-	139,770	-		-	-	-	-	-	-	-	-	-	-	139,770
Other accounts payable	11,677	31,448	-	2,803	98	120	538	185	-	-	-	70	301	-	47,240
Other bills to pay	36,501	116,348	-	2,451	300	3	845	83,943	2,958	-	390	126,096	548	-	370,383
PIS and Cofins to be refunded to consumers		7,294	-					-			-			-	7,294
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	**6,658,873**	**8,418,869**	**-**	**99,784**	**746,843**	**13,771**	**39,884**	**2,123,609**	**115,453**	**3,566**	**58,590**	**520,658**	**893,665**	**(311,258)**	**19,382,307**
Associated companies and parent company	-	-	-	-	-	-	-	210,261	-	-	-	-	5,851	(216,112)	-
Suppliers	125,249	-	-	-	-	-	-	-	-	-	-	-	-	-	125,249
Deferred income tax and social contribution	1,045,740	-	-	26,602	-	-	-	2,885	112,759	9	15,056	76,690	-	85,087	1,364,828
Tax liabilities	49,947	535,572	-	-	-	5,175	503	-	-	-	-	353	3,260	-	594,810
Loans and financing	1,289,693	168,634	-	-	-	-	-	1,287,535	-	-	33,113	-	468,970	(149,271)	3,098,674
Debentures	3,057,051	2,416,356	-	-	-	-	-	529,725	-	-	-	-	-	-	6,003,132
Post-employment benefits	367,621	802,222	-	10,528	-	707	28,480	-	-	-	-	2,858	13,922	-	1,226,338
Research and development and energy efficiency	57,043	266,650	-	-	-	6,470	-	-	2,694	-	1,745	-	-	-	334,602
Payables related to the concession	52,153	-	-	-	746,843	-	-	-	-	-	-	-	-	-	798,996
Sectorial financial liabilities		153,409	-	-	-		-	-			-	-	-	-	153,409
Other payables	46,272	69,365	-	11,381	-	394	10,842	22,738	-	-	-	1,545	2,957	-	165,494
Tax, social security, labor and civil provisions	41,170	15,522	-	35,129	-	-	-	67,475	-	-	-	438,600	50,943	(48,930)	599,909
PIS/Cofins to be refunded to consumers	-	3,319,501	-	-	-	-	-	-	-	-	-	-	-	-	3,319,501
Provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provisions for litigation	526,934	671,638	-	16,144	-	1,025	59	2,990	-	3,557	8,676	612	347,762	17,968	1,597,365
EQUITY	**12,662,224**	**7,558,556**	**-**	**507,901**	**(40,945)**	**540,577**	**(20,270)**	**4,982,631**	**701,120**	**220,651**	**441,936**	**389,863**	**21,837,024**	**(27,606,033)**	**22,175,235**
Attributable to controlling shareholders	**12,662,224**	**7,558,556**	**-**	**507,901**	**(40,945)**	**540,577**	**(20,270)**	**4,982,631**	**701,120**	**220,651**	**441,936**	**389,863**	**21,837,024**	**(27,944,244)**	**21,837,024**
Capital	5,772,757	5,359,206	-	220,966	35,503	425,662	15,085	4,693,595	409,509	223,862	217,941	237,210	10,800,000	(17,611,296)	10,800,000
Advance for Future Capital Increase	470,000	-	-	-	-	-	1,600	108,912	-	-	-	-	-	(580,512)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	564,349	(103,977)	-	(1,796)	256	240	(27,869)	-	-	-	-	(1,015)	426,170	(430,188)	426,170
Legal Reserves	792,277	306,744	-	44,193	-	7,520	-	29,037	34,217	-	20,318	17,375	1,457,087	(1,251,681)	1,457,087
Retained earnigs	4,205,112	1,808,323	-	244,538	-	107,155	-	389,757	-	-	194,887	125,460	7,785,092	(7,075,232)	7,785,092
Additional proposed dividends	857,729	188,260	-	-	-	-	-	-	257,394	-	8,790	10,833	1,368,675	(1,323,006)	1,368,675
Accrued earnings (losses)	-	-	-	-	(76,704)	-	(9,086)	(238,670)	-	(3,211)	-	-	-	327,671	-
Attributable to noncontrolling interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**338,211**	**338,211**
TOTAL	**22,121,524**	**20,804,701**	**-**	**827,901**	**813,670**	**776,201**	**47,422**	**7,522,018**	**995,870**	**228,132**	**533,118**	**1,519,017**	**23,894,503**	**(30,546,542)**	**49,537,535**

Exhibit III - ENERGY MARKET> TARIFFS

Supply Tariff (R$/MWh)	Amount Average MW	Sep-22	Sep-21	Δ%
Copel Geração e Transmissão	**269**	**236.75**	**213.27**	**11.0**
Auction CCEAR 2011 - 2040 (HPP Mauá)	99	274.98	247.68	11.0
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	294.29	264.84	11.1
Auction - CCEAR 2015 - 2044 (HPP Colíder)	125	208.96	188.03	11.1
Auction - CCAR 2018 - 2048 (HPP Baixo Iguaçu)	37	215.82	194.55	10.9
Copel Distribuição				
Concession holders in the State of Paraná	14	262.70	235.12	11.7
Total / Tariff Weighted Average Supply		**236.75**	**213.12**	**11.1**

Contains PIS and COFINS. Net of ICMS.

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount Average MW	Sep-22	Sep-21	Δ%
Itaipu [1]	571	304.14	366.52	(17.0)
Auction – CCEAR 2010 – H30	70	289.97	259.53	11.7
Auction – CCEAR 2010 – T15 [2]	60	191.68	238.20	(19.5)
Auction – CCEAR 2011 – H30	58	298.96	267.57	11.7
Auction – CCEAR 2011 – T15 [2]	54	245.74	549.59	(55.3)
Auction – CCEAR 2012 – T15 [2]	108	166.78	670.41	(75.1)
Auction – CCEAR 2016 – T20 [2]	27	207.90	187.49	10.9
Angra	106	346.59	233.37	48.5
CCGF [3]	673	137.49	120.77	13.8
Santo Antônio	137	185.53	166.05	11.7
Jirau	229	163.25	146.11	11.7
Others Auctions [4]	625	225.65	333.48	(32.3)
Total / Average Purchuse Tariff	**2,716**	**218.07**	**267.35**	**(18.4)**

Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.

*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)	Sep-22	Sep-21	Δ%
Industrial	538.84	540.30	(0.3)
Residential	562.97	531.04	6.0
Commercial	671.06	631.15	6.3
Rural	664.56	570.38	16.5
Other	407.75	394.77	3.3
Retail Tariff supply average tariff	**627.28**	**588.55**	**6.6**
Demand average tariff (R$/kW)	**29.78**	**29.75**	**0.1**

Does not consider tariff flags, Pis/Pasep and net of ICMS.

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES

R$'000

Electricity Purchased for Resale	3Q22	3Q21	Δ %	9M22	9M21	Δ %
Purchase of energy in the regulated party - CCEAR	916,205	1,148,113	(20.2)	2,620,554	2,773,986	(5.5)
Itaipu Binacional	378,077	440,650	(14.2)	1,092,451	1,329,657	(17.8)
Câmara de Comercialização de Energia - CCEE	135,902	1,120,529	(87.9)	302,469	1,574,299	(80.8)
Micro and mini generators and customer repurchase	153,676	91,258	68.4	477,941	222,155	115.1
Proinfa	108,635	67,691	60.5	330,146	203,312	62.4
Bilateral Agreements	755,703	941,637	(19.7)	1,939,807	1,813,336	7.0
Fair value in the purchase and sale of energy	(13,254)	-	-	4,139	-	-
(-) PIS/Pasep and Cofins	(268,728)	(330,708)	(18.7)	(743,384)	(774,849)	(4.1)
TOTAL	**2,166,216**	**3,479,170**	**(37.7)**	**6,024,123**	**7,141,896**	**(15.7)**

R$'000

Charges of the main distribution and transmission grid	3Q22	3Q21	Δ %	9M22	9M21	Δ %
Itaipu transportation charges	34,729	44,847	(22.6)	67,609	87,417	(22.7)
System Service Charges - ESS	12,229	107,780	(88.7)	341,753	268,470	27.3
System usage charges	447,146	420,368	6.4	882,746	839,613	5.1
Charge reserve energy - EER	67,187	64,082	4.8	129,466	67,677	91.3
System usage charges - Provisions	515	8	-	1,517	(27)	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(58,365)	(65,393)	(10.7)	(144,676)	(131,177)	10.3
TOTAL	**503,441**	**571,691**	**(11.9)**	**1,278,415**	**1,131,973**	**12.9**

Exhibit III - ENERGY MARKET> DISTRIBUTION MARKET

Copel's Total Market	Number of Customers / Agreements			Energy Sold (GWh)					
	Sep-22	Sep-21	Δ%	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Copel DIS	**4,993,648**	**4,903,400**	**1.8**	**5,920**	**5,619**	**5.4**	**17,510**	**16,775**	**4.4**
Captive Market [1]	4,993,336	4,902,991	1.8	4,592	4,596	(0.1)	14,624	14,420	1.4
Concessionaries and Licensees	2	2	-	21	21	-	69	64	7.8
CCEE (Assigments MCSD EN)	288	396	-	54	323	(83.3)	159	672	(76.3)
CCEE (MVE)	22	11	-	177	158	12.0	524	363	44.4
CCEE (MCP)	-	-	-	1,076	521	106.5	2,133	1,256	69.8
Copel GeT	**281**	**263**	**6.8**	**4,256**	**4,584**	**(7.2)**	**13,006**	**12,969**	**0.3**
CCEAR (Copel DIS)	3	3	-	31	30	3.3	92	91	1.1
CCEAR (other concessionaries)	101	101	-	547	534	2.4	1,649	1,647	0.1
Free Customers	1	17	(94.1)	-	352	-	-	983	-
Bilateral Agreements (Copel Mercado Livre)	172	131	31.3	3,328	3,379	(1.5)	10,439	9,726	7.3
Bilateral Agreements [2]	4	11	(63.6)	37	174	(78.7)	223	522	(57.3)
CCEE (MCP) [3]	-	-	-	313	-	-	603	-	-
Wind Farms Complex	**359**	**355**	**1.1**	**794**	**567**	**40.0**	**2,310**	**1,674**	**38.0**
CCEAR (Copel DIS)	6	6	-	8	8	-	24	23	4.3
CCEAR (other concessionaries)	328	328	-	325	325	-	961	964	(0.3)
CER	10	10	-	231	231	-	685	685	-
Bilateral Agreements (Copel Mercado Livre)	5	-	-	91	-	-	234	-	-
Bilateral Agreements [2]	10	-	-	139	-	-	334	-	-
CCEE (MCP) [3]	-	-	-	-	-	-	72	-	-
Copel Mercado Livre	**1,677**	**1,622**	**3.4**	**6,451**	**6,334**	**1.8**	**18,607**	**17,170**	**8.4**
Free Customers	1,482	1,327	11.7	2,934	2,112	38.9	8,696	6,081	43.0
Bilateral Agreements (Group Companies)	26	74	(64.9)	625	1,194	(47.7)	899	2,504	(64.1)
Bilateral Agreements [2]	169	221	(23.5)	2,854	2,983	(4.3)	8,898	8,504	4.6
CCEE (MCP)	-	-	-	38	-	-	114	81	40.7
Total Copel	**4,995,957**	**4,905,718**	**1.8**	**17,421**	**17,104**	**1.9**	**51,433**	**48,588**	**5.9**
Eliminations (operations with Group companies)	**-**	**-**	**-**	**(4,083)**	**(4,615)**	**(11.5)**	**(11,752)**	**(12,350)**	**(4.8)**
Total Consolidated Copel	**4,995,957**	**4,905,718**	**1.8**	**13,338**	**12,489**	**6.8**	**39,681**	**36,238**	**9.5**

Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
[1] For the billed market, the compensated energy from Mini and Micro Distribuited Generation (MMGD) is discounted.
2 Includes Short Term Sales Agreements and CBR
3 Assured Power allocated in the period, after impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel's Dis Market	Number of Customers			Consumed Energy (GWh)					
	Sep/22	Sep/21	Δ%	3Q22	3Q21	Δ%	9M22	9M21	Δ%
Residential	**4,108,640**	**4,016,423**	**2.3**	**1,948**	**1,940**	**0.4**	**6,158**	**6,021**	**2.3**
Industrial	**70,220**	**71,811**	**(2.2)**	**3,118**	**3,026**	**3.0**	**9,202**	**8,957**	**2.7**
Captive	69,149	70,823	(2.4)	543	575	(5.6)	1,595	1,720	(7.3)
Free	1,071	988	8.4	2,575	2,451	5.1	7,607	7,237	5.1
Commercial	**429,040**	**421,007**	**1.9**	**1,489**	**1,374**	**8.4**	**4,738**	**4,341**	**9.1**
Captive	427,641	419,800	1.9	996	954	4.4	3,246	3,056	6.2
Free	1,399	1,207	15.9	493	420	17.4	1,492	1,285	16.1
Rural	**334,480**	**343,699**	**(2.7)**	**551**	**572**	**(3.7)**	**1,916**	**1,939**	**(1.2)**
Captive	334,433	343,663	(2.7)	519	548	(5.3)	1,821	1,865	(2.4)
Free	47	36	30.6	32	24	33.3	95	74	28.4
Others	**53,485**	**52,292**	**2.3**	**588**	**580**	**1.4**	**1,810**	**1,763**	**2.7**
Captive	53,473	52,282	2.3	586	579	1.2	1,805	1,759	2.6
Free	12	10	20.0	2	1	100.0	5	4	25.0
Total Captive Market	**4,993,336**	**4,902,991**	**1.8**	**4,592**	**4,596**	**(0.1)**	**14,625**	**14,421**	**1.4**
Total Free Market	**2,529**	**2,241**	**12.9**	**3,102**	**2,896**	**7.1**	**9,199**	**8,600**	**7.0**
Supply to Concessionaries	**7**	**7**	**-**	**230**	**236**	**(2.5)**	**700**	**699**	**0.1**
Total Grid Market	**4,995,872**	**4,905,239**	**1.8**	**7,924**	**7,728**	**2.5**	**24,524**	**23,720**	**3.4**
Micro and Mini Distributed Energy Generation (MMDEG)				**(285)**	**(162)**	**75.9**	**(812)**	**(451)**	**80.0**
Total Billed Market				**7,639**	**7,566**	**1.0**	**23,712**	**23,269**	**1.9**

Exhibit III - ENERGY MARKET> ENERGY FLOW

GWh

Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED	
	3T22	3T21	3T22	3T21	3T22	3T21	3T22	3T21	3T22	3T21	3T22	3T21
Own Generation	-	-	**6,427**	**4,287**	**909**	**760**					**7,336**	**5,047**
Purchased energy	**6,394**	**6,393**	**742**	**1,538**	**6**	-	**6,451**	**6,334**	**4,083**	**4,615**	**9,510**	**9,650**
Copel Mercado Livre	-		**625**	**1,194**		-			625	1,194	-	-
Companies of the group	39	38	-				**3,419**	**3,383**	3,458	3,421	-	-
Itaipu	1,329	1,370									1,329	1,370
Auction – CCEAR	3,100	3,112									3,100	3,112
CCEE (MCP)	-			**240**	6						6	240
Angra	234	246									234	246
CCGF	1,476	1,474									1,476	1,474
Proinfa	118	123									118	123
Other (1)	98	30	-	26	-		3,032	2,928			3,130	2,984
Elejor	-						-	23			-	23
Dona Francisca	-		34	34							34	34
MRE Receipt	-		83	44							**83**	**44**
Avaiable	**6,394**	**6,393**	**7,169**	**5,825**	**915**	**760**	**6,451**	**6,334**	**4,083**	**4,615**	**16,846**	**14,697**
Captive Market	4,592	4,596									4,592	4,596
Concessionaires (2)	21	21	37	37							58	58
CCEE concessionaire supply (3)	-	-	-	-							-	-
CCEE (MCSD EN Assignments) (4)	54	323	-	-							54	323
CCEE (MVE) (5)	177	158	-	-							177	158
CCEE (MCP) (6)	1,076	521	313	-	1	6	38	45			1,428	572
Free Customers	-	-	-	352	-	-	2,934	2,112			2,934	2,464
Bilateral Agreements	-	-	-	138	139		2,854	2,983			2,993	3,121
Auction – CCEAR (7)	-	-	547	534	325	325					872	859
MRE assignment (8)	-	-	2,913	1,355							2,913	1,355
CER (9)	-	-	-	-	231	231					231	231
Copel Mercado Livre	-	-	3,328	3,379	91	4			3,419	3,383	-	-
Companies of the group	-	-	31	30	8	8	625	1,194	664	1,232	-	-
Losses and Differences	**474**	**774**	-	-	**120**	**186**					**594**	**960**
Basic network losses	*87*	*105*									*87*	*105*
Distribution losses	*318*	*595*									*318*	*595*
CG contract allocation (10)	*69*	*74*									*69*	*74*

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED	
	9M22	9M21	9M22	9M21	9M22	9M21	9M22	9M21	9M22	9M21	9M22	9M21
Own Generation	-	-	**15,020**	**11,311**	**1,838**	**1,798**	-	-	-	-	**16,858**	**13,109**
Purchased energy	**18,988**	**18,875**	**2,693**	**3,589**	**114**	**104**	**18,608**	**17,170**	**11,751**	**12,350**	**28,651**	**27,388**
Copel Mercado Livre	-	-	**899**	**2,400**	-	104	-	-	899	2,504	-	-
Companies of the group	116	115	-	-	-	-	**10,736**	**9,731**	10,852	9,846	-	-
Itaipu	3,943	4,065	-	-	-	-	-	-	-	-	3,943	4,065
Auction – CCEAR	9,224	9,070	-	-	-	-	-	-	-	-	9,224	9,070
CCEE (MCP)	-	-	-	**240**	6	-	12	-	-	-	18	240
Angra	694	730	-	-	-	-	-	-	-	-	694	730
CCGF	4,396	4,411	-	-	-	-	-	-	-	-	4,396	4,411
Proinfa	322	336	-	-	-	-	-	-	-	-	322	336
Other (1)	293	148	-	26	108	-	7,860	7,393	-	-	8,260	7,567
Elejor	-	-	-	-	-	-	-	23	-	-	-	23
Dona Francisca	-	-	100	101	-	-	-	-	-	-	100	101
MRE Receipt	-	-	1,694	822	-	-	-	23	-	-	**1,694**	**845**
Avaiable	**18,988**	**18,875**	**17,712**	**14,900**	**1,952**	**1,902**	**18,608**	**17,170**	**11,751**	**12,350**	**45,509**	**40,497**
Captive Market	14,625	14,687	-	-	-	-	-	-	-	-	14,625	14,687
Concessionaires (2)	69	64	37	37	-	-	-	-	-	-	106	101
CCEE concessionaire supply (3)	-	-	78	78	-	-	-	-	-	-	78	78
CCEE (MCSD EN Assignments) (4)	159	672	-	-	-	-	-	-	-	-	159	672
CCEE (MVE) (5)	525	363	-	-	-	-	-	-	-	-	525	363
CCEE (MCP) (6)	2,133	1,257	603	(324)	30	113	115	81	-	-	2,881	1,127
Free Customers	-	-	-	983	93	-	8,696	6,081	-	-	8,789	7,064
Bilateral Agreements	-	-	108	409	241	-	8,898	8,504	-	-	9,247	8,913
Auction – CCEAR (7)	-	-	1,649	1,647	961	964	-	-	-	-	2,610	2,611
MRE assignment (8)	-	-	4,643	2,252	-	-	-	-	-	-	4,643	2,252
CER (9)	-	-	-	-	685	685	-	-	-	-	685	685
Copel Mercado Livre	-	-	10,502	**9,727**	234	**4**	-	-	10,736	**9,731**	-	-
Companies of the group	-	-	92	**91**	24	24	899	2,504	1,015	**2,619**	-	-
Losses and Differences	**1,477**	**1,832**	-	-	**(316)**	**112**	-	-	-	-	**1,161**	**1,944**
Basic network losses	*382*	*388*	-	-	-	-	-	-	-	-	*382*	*388*
Distribution losses	*865*	*1,214*	-	-	-	-	-	-	-	-	*865*	*1,214*
CG contract allocation (10)	*230*	*230*	-	-	-	*0*	-	-	-	-	*230*	*230*

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

Exhibit III - ENERGY MARKET> ENERGY FLOW

ENERGY FLOW CONSOLIDATED 3Q22


GWh
Own Generation
7.336 43,5%
Purchased energy
9.510 56,5%
CCEAR: 3.100
Itaipu: 1.314
Dona Francisca: 34
CCEE (MCP): 6
Angra: 234
CCGF: 1.476
MRE: 83
Proinfa: 118
Other[1]: 3.130
Total Available Power
16.846
Captive Market
4.592 27,3%
Concessionaires[2]
58 0,3%
Electricity sales to distributor CCEE[3]
0 0,0%
Assignment MCSD EN[4]
54 0,3%
CCEE (MVE)[5]
177 1,1%
Free Customers
2.934 17,4%
Supplied Energy
8.437 50,1%
Bilateral Agreements: 2.993
CCEAR: 872
CER: 231
CCEE (MCP): 1.428
MRE: 2.913
Losses and Differences[6]
594 3,5%
Basic network losses: 87
Distribution losses: 318
CG contract allocation: 69
Wind Farms 120

ENERGY FLOW CONSOLIDATED 9M22


GWh
Own Generation
16.858 37,0%
Purchased energy
19.142 66,8%
CCEAR: 6.124
Itaipu: 2.614
Dona Francisca: 66
CCEE (MCP): 12
Angra: 460
CCGF: 2.920
MRE: 1.611
Proinfa: 204
Outros[1]: 5.131
Total Available Power
45.509
Captive Market
14.625 32,1%
Concessionaires[2]
106 0,2%
Electricity sales to distributor CCEE[3]
78 0,2%
Assignment MCSD EN[4]
159 0,3%
CCEE (MVE)[5]
525 1,2%
Free Customers
8.789 19,3%
Supplied Energy
11.629 40,6%
Bilateral Agreements: 9.247
CCEAR: 2.610
CER: 685
CCEE (MCP): 2.881
MRE: 4.643
Losses and Differences[6]
1.161 2,6%
Basic network losses: 382
Distribution losses: 865
CG contract allocation: 230
Wind Farms (316)

Notes:

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).
[5] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

Exhibit III - ENERGY MARKET> ENERGY BALANCE

(average MW)

Energy Balance - Copel GET	2022	2023	2024	2025	2026
Own Resources GeT	2,224	2,240	2,223	1,662	1,661
GeT	1,554	1,567	1,567	1,567	1,566
GPS + Bela Vista + FDA	670	672	656	95	95
Own Resources SPP and Wind Farm	387	392	392	392	392
Purchases	153	61	15	15	-
TOTAL OWN RESOURCES + SOLD	**2,764**	**2,693**	**2,631**	**2,070**	**2,054**
TOTAL SOLD	**2,334**	**2,172**	**1,542**	**1,344**	**1,046**
Sales (Regulated)	598	781	649	664	664
Sales (Regulated) %	22%	29%	25%	32%	33%
Sales (Free Market)	1,736	1,391	893	680	382
Sales (Free Market) %	63%	52%	34%	33%	19%
Total Available	430	521	1089	725	1008
Total Available (%)	15%	19%	41%	35%	48%
Avarege price of energy sold (R$)	**205.67**	**208.50**	**199.30**	**197.08**	**203.63**

Referência: September/22


RESOURCES (average MW)
2,764
153
387
2,224
2,693
61
392
2,240
2,631
15
392
2,223
2,070
15
392
1,662
2,054
0
392
1,661
2022
2023
2024
2025
2026
Own Resources GeT
Own Resources SPP and Wind Farm
Purchases


SALES (average MW)
205.67
15%
63%
22%
208.50
19%
52%
29%
199.30
41%
34%
25%
197.08
35%
33%
32%
203.63
48%
19%
33%
2022
2023
2024
2025
2026
Sales (Regulated)
Sales (Free Market)
Total Available
Avarege price of energy sold (R$)

Comments:

1- Excluding losses and internal consumption.

2- Considering the GFs of wind SPEs constant for all periods.

3- Considering the Sales of wind SPEs constant for all periods.

4- Considering energy purchases in each period.

5 - Prices updated according to the contractual readjustment index, from the reference dates until September/2022.

6 - The GPS CCGF RAG is not considered in the calculation of average prices.

7 - From 2025 disregards FDA.

Reference Month: September/2022

Exhibit III - ENERGY MARKET> WIND POWER PRICES

Wind Farms - Sold	Auction [1]	Price (R$) [2]	Start of Supply	End of Supply
São Bento Energia, Invest. e Part. S.A.				
GE Boa Vista S.A.	2º LFA (08/26/2010)	283.38	01.01.2013	12.31.2032
GE Farol S.A.		275.12		
GE Olho D'Água S.A.		275.12		
GE São Bento do Norte S.A.		275.12		
Copel Brisa Potiguar S.A.				
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	278.06	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		278.06		
Nova Asa Branca III Energias Renováveis S.A.		278.06		
Nova Eurus IV Energias Renováveis S.A.		278.06		
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	195.96	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		195.96		
Ventos de Santo Uriel S.A.		194.44		
Complexo Eólico Cutia				
UEE Cutia S.A.	6º LER (10/31/2014)	230.50	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		230.50		
UEE Guajiru S.A.		230.50		
UEE Jangada S.A.		230.50		
UEE Maria Helena S.A.		230.50		
UEE Paraíso dos Ventos do Nordeste S.A.		230.50		
UEE Potiguar S.A.		230.50		
Complexo Eólico Bento Miguel				
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	218.33	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		218.33		
CGE São Bento do Norte III S.A.		218.33		
CGE São Miguel I S.A.		218.33		
CGE São Miguel II S.A.		218.33		
CGE São Miguel III S.A.		218.33		
Complexo Eólico Vilas				
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	117.40	01.01.2024	12.31.2043
Vila Maranhão I		117.40		
Vila Maranhão II		117.40		
Vila Maranhão III (Antiga Vila Paraíba III)		117.40		
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	97.93	01.01.2023	12.31.2042
Complexo Jandaira				
Jandaira I	30ª LEN (10/18/2019)	119.76	01.01.2025	12.31.2044
Jandaira II		119.76		
Jandaira III		119.76		
Jandaira IV		119.76		
Complexo Voltália				
Carnaúbas	04ª LER (08/18/2011)	190.08	07.01.2014	06.30.2034
Reduto		190.08		
Santo Cristo		190.08		
São João		190.08		

[1] LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.

[2] Price updated until Sep/2022. Source:CCEE

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY

MANAGEMENT

Copel Staff List	2018	2019	2020	2021	Sep/22
Geração e Transmissão	1,660	1,620	1,533	1,523	1,497
Distribuição	5,364	4,964	4,641	4,430	4,273
Telecomunicações	478	412	355	0	0
Holding	75	61	96	169	86
Comercialização	34	38	42	44	46
Serviços	-	-	-	217	-
TOTAL	**7,611**	**7,095**	**6,667**	**6,383**	**5,902**

Cotrolated Staff List	2018	2019	2020	2021	Sep/22
Compagás	159	148	142	133	132
UEG Araucária	17	16	17	15	15
Elejor	7	7	7	7	7

GENERATION

Copel GET	Amount	Installed Capacity (MW)	Assured Power (Average MW)
Hydroelectric	18	4,868.5	2,151.6
Thermoelectric	1	20.0	10.3
Wind	34	870.0	403.5
Total Copel GET	**53**	**5,758.5**	**2,565.4**
Interest	**Amount**	**Proportional installed capacity (MW)**	**Proporcional Assured Power (Average MW)**
Hydroelectric	8	500.9	273.8
Thermoelectric	1	393.1	296.5
Wind	4	52.8	28.0
Solar	1	1.1	-
Total Participations	**14**	**947.9**	**598.3**
TOTAL	**67.0**	**6,706.4**	**3,163.7**

TRANSMISSION

Copel GeT	Amount		APR (R$ million)
Transmission Lines (km)		3,638	901.3
Substation (amount)		45	
Interest	**Amount**		**Proporcional APR (R$ million)**
Transmission Lines (km)		5,978	431.2
Substation (amount)		8	
TOTAL	**TL**	**9,616**	**1,332.5**
	Substation	**53**	

DISTRIBUTION

Distribution lines (km)	206,456	Captive customers	4,993,336
Substations	389	Customers by distribution employee	1,169
Installed power substations (MVA)	11,815	DEC (in hundredths of an hour and minute)	7.98
Municipalities served	395	FEC (number of outages)	5.13
Locations served	1,113		

MERCADO LIVRE

Number of contracts	1,677
Energy sold (GWh)	18,607

Exhibit IV - OPERATIONAL DATA> GENERATION

COPEL GET

	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,151.6	14,478.1	
Large hydroelectric power plant (HPP)	**4,801.8**	**2,109.2**	**14,212.4**	
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)[5]	1,676.0	603.3	4,010.4	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)[5]	1,260.0	578.5	4,219.6	09.25.2032
Gov. José Richa (Salto Caxias)[5]	1,240.0	605.6	4,029.6	03.20.2033
Gov. Parigot de Souza [1][5]	260.0	109.0	628.4	
- Regime de Cotas (70%)	182.0	76.3	439.9	01.03.2053
- Copel GeT(30%)	78.0	32.7	188.5	
Colíder[5]	300.0	178.1	1,110.6	01.30.2046
Guaricana[5]	36.0	16.1	115.7	07.21.2028
Bela Vista[2]	29.8	18.6	98.0	01.02.2041
Small hydroelectric power station (SHP)	**57.1**	**37.2**	**235.5**	
Cavernoso [5]	1.3	1.0	1.3	06.23.2033
Cavernoso II[5]	19.0	10.5	58.7	12.06.2050
Chaminé [5]	18.0	11.6	93.0	08.02.2028
Apucaraninha [5]	10.0	6.7	35.5	01.27.2027
Derivação do Rio Jordão [5]	6.5	5.9	38.8	06.21.2032
São Jorge [5]	2.3	1.5	8.3	07.24.2026
hydroelectric power plant (HPP)	**9.6**	**5.2**	**30.2**	
Marumbi	4.8	2.4	20.9	[6]
Chopim I	2.0	1.5	0.0	[3]
Melissa	1.0	0.6	3.5	[3]
Salto do Vau	0.9	0.6	4.0	[3]
Pitangui	0.9	0.1	1.7	[3]
Thermal Power Plant	20.0	10.3	0.0	
Figueira	20.0	10.3	0.0	03.27.2019
Wind Power Plants	870.0	403.5	1,840.5	
Eólica de Palmas [4]	2.5	0.4	1.2	09.29.2029
São Bento Energia, Invest. e Part. S.A.	**94.0**	**38.1**	**204.0**	
GE Boa Vista S.A.	14.0	5.2	25.2	04.28.2046
GE Farol S.A.	20.0	8.8	44.0	04.20.2046
GE Olho D'Água S.A.	30.0	12.8	69.8	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	64.9	05.19.2046
Copel Brisa Potiguar S.A.	**183.6**	**89.4**	**449.8**	
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	62.6	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	62.1	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	60.8	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	68.2	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	71.1	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	85.1	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	39.8	04.09.2047
Complexo Eólico Cutia	**180.6**	**71.4**	**409.6**	
UEE Cutia S.A.	23.1	9.6	56.8	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	50.7	05.11.2050
UEE Guajiru S.A.	21.0	8.3	43.1	01.05.2042
UEE Jangada S.A.	27.3	10.3	67.2	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	63.2	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	63.3	05.11.2050
UEE Potiguar S.A.	27.3	11.5	65.2	05.11.2050
Complexo Eólico Bento Miguel	**132.3**	**58.7**	**290.9**	
CGE São Bento do Norte I S.A.	23.1	10.1	51.8	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	61.8	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	46.4	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	42.7	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	45.6	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	42.6	08.04.2050
Complexo Eólico Vilas [8]	**186.9**	**98.6**	**485.0**	
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	87.4	01.14.2054
Vila Maranhão I	32.0	17.8	85.6	01.11.2054
Vila Maranhão II	32.0	17.8	88.5	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	79.7	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	143.8	12.06.2054
Complexo Jandaira	**90.1**	**46.9**	**0.0**	
Jandaira I	10.4	5.6	0.0	04.02.2055

Exhibit IV - OPERATIONAL DATA > GENERATION

INTEREST

Enterprise	Partners	Installed Capacity (MW)	Assured Power (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		**1,111.7**	**604.3**	**500.9**	**273.8**	
Large hydroelectric power plant (HPP)		**1,076.5**	**579.0**	**486.2**	**263.1**	
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	197.7	184.1	100.8	05.27.2047
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	69.2	84.2	48.4	06.11.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.1	63.8	84.1	44.7	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Statkraft - 2,12%	125.0	75.9	28.8	17.5	09.21.2037
Small hydroelectric power station (SHP)		**35.2**	**25.3**	**14.7**	**10.7**	
SHP Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	12.19.2032
SHP Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	12.19.2032
SHP Arturo Andreoli [2] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	08.15.2032
Thermal Power Plant		**484.2**	**365.2**	**393.1**	**296.5**	
TPP Araucária [1] (UEG Araucária)	COPEL - 20,3% COPEL GeT - 60,9% Petrobras - 18,8%	484.2	365.2	393.1	296.5	12.23.2029
Wind Power Plants		**108.0**	**57.1**	**52.8**	**28.0**	
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.0	57.1	52.8	28.0	03.26.2047
Solar		**2.3**	**-**	**1.1**	**-**	
Solar Paraná [3]	COPEL - 49%	2.3	-	1.127	-	09.15.2046
TOTAL		**1,706.2**	**1,026.6**	**947.9**	**598.3**	

[1] Since February 1, 2014, the plant's operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.

[2] GSF reconciliation under approval. New term of the concession after approval: 08.15.2032.

[3] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.

Exhibit IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL Extension (km)[2]	TL Amount	TL MVA	APR [1] (R$ milhões)	Concession Expiration
Copel GeT	060/2001[3]	Several	2,063	35	12,440	524.4	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	17.6	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	3.4	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	15.4	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	41.9	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	6.7	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	7.5	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	11.8	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	12.4	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	12.5	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	26.1	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	254	4	900	148.9	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	18.3	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	26.2	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	28.2	03.04.2035
Subtotal Copel GeT [7]			**3,638**	**45**	**15,362**	**901.3**	
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaira - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	15.8	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	23.7	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	128.7	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	64.1	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	42.8	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	65.5	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	885	1	3,600	150.4	05.14.2044
Subtotal SPCs [8]			**5,978**	**8**	**5,100**	**490.9**	
Total			**9,616**	**53**	**20,462**	**1,392.3**	

[1] Proportional to Copel's interest in the project. Values referring to the 2022/2023 cycle according to REH 3,067/2022, without considering the adjustment portion (PA). It considers assets that came into operation until 09.30.2022.

[2] Considers double circuit sections (circuits that share the same transmission tower).

[3] Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2042). The value of the APR for the 2021-2022 cycle, excluding the RBSE, according to REH 2,959/21, is R$95.1 million. This value refers to the additional APR from reinforcements and improvements.

[4] As of 10.31.2018, the APR was reduced by 50%.

[5] The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.

[6] As of 07/09/2021, the APR was reduced by 50%.

[7] Consolidated Result.

[8] Equity Income.

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION

OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	Km of lines
4,995,872	1,113	395	13,8 kV	-	110,951
			34,5 kV	235	89,038
			69 kV	36	767
			138 kV	115	6,596
				386	**207,352**

Consumer-to-employee ratio DIS	2018	2019	2020	2021	2022
Captive Consumers	4,637,804	4,713,240	4,835,852	4,926,608	4,993,336
Copel Dis employees	5,364	4,964	4,641	4,430	4,273
Consum/Emp	**865**	**949**	**1,042**	**1,112**	**1,169**

QUALITY OF SUPPLY

Jan-Mar	DEC [1] (hours)	FEC [2] (outages)
2018	10.31	6.22
2019	9.11	6.02
2020	7.83	5.61
2021	7.20	4.76
2022 *	7.55	4.87

[1] DEC measured in hours and hundredths of an hour

[2] FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

* Values of the last 12 months

Period	Technical Loss		Non-Technical Loss		Total loss	
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Jun-18	6.05%	6.01%	4.70%	4.06%	8.09%	7.81%
Jun-19	6.05%	5.91%	4.70%	4.21%	8.10%	7.89%
Jun-20	6.05%	6.02%	4.70%	3.45%	8.18%	7.61%
Jun-21	6.05%	5.91%	4.70%	4.34%	7.77%	7.71%
Jun-22	5.79%	5.66%	4.47%	3.97%	7.75%	7.53%

(1) Percentage established in the tariff review;

(2) Technical loss calculated and reported monthly to Aneel;

(3) Percentage established in the tariff review;

(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;

(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;

(6) Total loss on injected energy.

NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network